UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 3, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board and Managing Board
Responsibility statement
Review report
Quarterly summary
Siemens financial calendar

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding half-year financial reports, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a Responsibility statement in accordance with § 37w WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2009, which includes detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures[1]	Q2 and first six months of fiscal 2010[2]
(unaudited; in millions of €, except where otherwise stated)
Revenue growth Q2 2010 ! (4)% Q2 2009 ! 5% Profit margin Q! !”#” Industry 9.4% Industry Automation 14.2% Drive Technologies 11.7% Building Technologies 6.5% OSRAM 13.4% Industry Solutions 0.1% Mobility 8.0% Energy 14.0% Fossil Power Generation 14.2% Renewable Energy 12.4% Oil & Gas 13.0% Power Transmission 11.9% Power Distribution 15.0% Healthcare% 18.1% Imaging & IT 21.1% Workflow & Solutions 6.4% Diagnostics% 17.7% Siemens IT Solutions (1.0)% and Services Siemens Financial 26.4% Services* Margin ranges * Return on equity [8] ROCE (continuing operations) Q2 2010 15.1% Q2 2009 9.2% Target corridor: 14 – 16% Cash conversion (continuing operations) Q2 2010 0.84 Q2 2009 1.19 Growth and profit Q2 2010 Q2 2009% Change ,st six months % Change Actual Adjusted! 2010 2009 Actual Adjusted! Continuing operations New orders 17,844 20,864 (14)% (14)% 36,820 43,084 (15)% (12)% Revenue 18,227 18,955 (4)% (4)% 35,579 38,589 (8)% (6)% Total Sectors Profit Total Sectors 2,138 1,844 16% 4,393 3,876 13% in % of revenue (Total Sectors) 12.3% 10.2% 12.9% 10.6% EBITDA (adjusted) 2,624 2,335 12% 5,349 4,848 10% in % of revenue (Total Sectors) 15.0% 13.0% 15.7% 13.3% Continuing operations EBITDA (adjusted) 2,804 2,125 32% 5,491 4,715 16% Income from continuing operations 1,484 955 55% 3,010 2,215 36% Basic earnings per share (in euros)” 1.69 1.05 61% 3.38 2.48 36% Continuing and discontinued operations# Net income 1,498 1,013 48% 3,029 2,243 35% Basic earnings per share (in euros)” 1.70 1.11 53% 3.41 2.51 36% Return on capital employed Q2 2010 Q2 2009 st six months 2010 ,st six months 2009 Continuing operations Return on capital employed (ROCE) 15.1% 9.2% 15.5% 11.1% Continuing and discontinued operations# Return on capital employed (ROCE) 15.2% 9.8% 15.6% 11.3% Free cash flow and Cash conversion Q2 2010 Q2 2009 st six months 2010 ,st six months 2009 Total Sectors Free cash flow 2,572 1,901 4,186 2,288 Cash conversion 1.20 1.03 0.95 0.59 Continuing operations Free cash flow 1,251 1,138 1,976 (436) Cash conversion 0.84 1.19 0.66 (0.20) Continuing and discontinued operations# Free cash flow 1,232 1,103 1,929 (548) Cash conversion 0.82 1.09 0.64 (0.24) Employees (in thousands) March !, 2010 September !€, 2009 Cont. Cont. Op. Total $ Op. Total $ Employees 402 402 405 405 Germany 128 128 128 128 Outside Germany 274 274 277 277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; ROE; ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	January 1, 2010 — March 31, 2010 and October 1, 2009 — March 31, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 867,968 and 864,415 respectively and for the first six months to 867,403 and 863,210 shares respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Profit margin including PPA effects for Healthcare is 16.6% and for Diagnostics 12.8%.

8	Return on equity is calculated as annualized Income before income taxes of Q2 divided by average allocated equity for Q2 of fiscal 2010 (€1.473 billion).

Interim group management report
Overview of financial results for the second quarter of fiscal 2010
(Three months ended March 31, 2010)
•	Total Sectors profit for the quarter rose 16% year-over-year, to €2.138 billion, on higher profit in all Sectors.

•	Income from continuing operations was €1.484 billion (basic EPS €1.69), up 55% from the second quarter a year earlier, and net income of €1.498 billion (basic EPS €1.70) was 48% higher.

•	Revenue of €18.227 billion was down 4% compared to the prior-year period, on single-digit declines in Energy and Industry and stable revenue in Healthcare.

•	Second-quarter orders of €17.844 billion came in 14% below the prior-year period primarily because that quarter included an exceptionally high volume from large orders. Nevertheless, a majority of Siemens Divisions posted higher orders compared to the prior-year period.

•	Free cash flow from continuing operations was €1.251 billion compared to €1.138 billion in the second quarter a year ago.
     Management’s perspective on second-quarter results and full-year outlook. Siemens has again demonstrated its profitability, profiting in particular from measures initiated early on to strengthen competitiveness. In times of crisis we very intentionally maintained our innovation power and are asserting our strength in the market. We expect Total Sectors profit for fiscal 2010 above the prior-year level. For further information see “Outlook.”
     Revenue is stabilizing, order development is still uneven. Market development was again mixed for Siemens in the second quarter. While the Industry Sector saw signs of improving market conditions in its short-cycle businesses, some energy and industrial infrastructure businesses experienced further market contraction. As a result, orders came in 14% below the prior-year period, which included a peak volume from major orders. Due in part to the cushioning effect of strong order backlogs in a number of infrastructure businesses, revenue came in only 4% below the prior-year period and rose compared to the first quarter of fiscal 2010 in all three Sectors. The combined book-to-bill ratio for the Sectors was 0.98, and the combined order backlog increased slightly, to €84 billion, due to currency translation effects.
     Revenue declines modestly and includes growth in emerging markets. Revenue in Industry fell 4% on double-digit decreases at Drive Technologies and Industry Solutions, partly offset by increases in other Divisions led by OSRAM. Energy reported a decline of 3%, due primarily to lower revenue at its power grid businesses. Revenue in Healthcare came within 1% of the prior-year period. On a geographic basis, revenue declined in the Americas and the region comprising Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East. The general trend of stronger sales in emerging markets in the quarter was particularly evident in Asia, Australia, which posted 10% revenue growth.

     Orders decline due to a lower volume of large orders in Energy and Industry. In comparison with the prior-year period, which included the high volume from major orders mentioned above, orders came in 26% lower at Energy and 9% lower at Industry. The Divisions Industry Automation and Drive Technologies recorded their first year-over-year order increases in more than a year. Healthcare orders came in level with the same quarter a year earlier. On a geographic basis, Europe, C.I.S., Africa, Middle East and Asia, Australia saw double-digit order declines due primarily to Energy and Industry as mentioned above. Growth in the Americas was due to higher order intake in Industry and Healthcare.
     Profit rises in all three Sectors. Total Sectors profit for the second quarter rose to €2.138 billion, on increases in all three Sectors. The Sectors’ profit benefited from €180 million in gains related to curtailment of pension plans in the U.S., with the largest gains recorded at Healthcare and Industry. The pension gains were offset by €125 million in charges for capacity adjustments, most notably in Energy and Industry. Energy’s profit growth came primarily from the Fossil Power Generation Division, which improved its business mix. Healthcare improved its business mix and cut functional costs compared to the prior-year period, and also continued to benefit from a favorable currency hedge. The Industry Sector demonstrated the success of measures taken to address the economic downturn, profiting from improving markets for its short-cycle businesses.
     Income rises on higher Total Sectors profit and lower costs below Total Sectors. Income from continuing operations was €1.484 billion, up 55% compared to the second quarter a year earlier. The two major factors in the increase were higher Total Sectors Profit and a significant improvement in Corporate items and pension expense, which were reduced to a negative €156 million from a negative €451 million in the prior-year period. In particular, Corporate items benefited from income resulting from resolution of compliance-related matters. The increase in income from continuing operations also included improved results from Centrally managed portfolio activities and higher income from Siemens Real Estate compared to the prior-year period. The pre-tax gains on the pension plan curtailment mentioned above totaled €192 million for Siemens as a whole. Net income in both periods under review was generated almost entirely by income from continuing operations. Net income was €1.498 billion, up 48% from €1.013 billion in the same period a year earlier. Corresponding basic EPS was €1.70 compared to €1.11 for the prior-year period.

     Sectors generate strong Free cash flow. Free cash flow at the Sector level climbed 35% compared to the prior-year quarter, to €2.572 billion, due mainly to a reduced build-up of net working capital, tight control of capital expenditures and also benefited from the pension curtailment, which had no cash impact for Siemens overall. Free cash flow from continuing operations was €1.251 billion compared to €1.138 billion in the same period a year earlier. The current period includes approximately €0.2 billion in outflows related to severance charges and substantially higher payments related to income taxes, cash outflows for treasury activities and supplemental pension funding in the UK. For comparison, the prior-year quarter includes approximately €0.3 billion in outflows stemming from charges related to project reviews and structural initiatives as well as to SG&A reduction.
     ROCE rises on higher income. On a continuing basis, return on capital employed (ROCE) rose to 15.1% from 9.2% in the second quarter a year earlier. The increase was due mainly to higher income from continuing operations. To a lesser extent, ROCE improved on a decline in average capital employed.
     Pension underfunding increases. The estimated underfunding of Siemens’ principal pension plans as of March 31, 2010, amounted to approximately €4.6 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009 and approximately €4.2 billion at the end of the first quarter.
     The decline in funded status since December 31, 2009 is due to an increase in Siemens’ defined benefit obligation (DBO), which was only partly offset by a positive return on plan assets and the supplemental pension funding in the UK. The DBO rose mainly due to a decrease in the discount rate assumption as of March 31, 2010 which more than offset an effect on the DBO from the pension plan adjustment in the U.S.

Results of Siemens
Results of Siemens — Three months ended March 31, 2010
     The following discussion presents selected information for Siemens for the second quarter of fiscal 2010:
     Orders and revenue
     Market development was again mixed for Siemens in the second quarter of fiscal 2010. While some of the short-cycle businesses, particularly at OSRAM and Industry Automation in the Industry Sector, saw signs of improving market conditions in the aftermath of the global recession, some industrial and energy infrastructure businesses experienced further market contraction. As a result, second quarter orders declined 14% year-over-year, to €17.844 billion. The prior-year period included a peak volume from major orders, including a number of large contract wins at Fossil Power Generation, Renewable Energy and Mobility. Due in part to the cushioning effect of strong order backlogs in a number of infrastructure businesses, revenue came in only 4% below the prior-year period, at €18.227 billion, and rose compared to the first quarter of the fiscal year in all three Sectors. As revenue came in slightly higher than orders in the three Sectors, our book-to-bill ratio was 0.98 for the quarter. The combined order backlog for the Sectors rose slightly on a consecutive-quarter basis, to €84 billion, due to positive currency translation effects. Out of the current backlog, orders of €23 billion are expected to be converted into revenue during fiscal 2010. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue declined 4% and orders decreased 14% compared to the same period a year earlier.

	New Orders (location of customer)
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	9,889	12,528	(21)%	(21)%	1%	(1)%
therein Germany	2,626	3,240	(19)%	(19)%	0%	0%
Americas	4,749	4,667	2%	4%	(2)%	0%
therein U.S.	3,253	3,452	(6)%	0%	(6)%	0%
Asia, Australia	3,207	3,669	(13)%	(13)%	0%	0%
therein China	1,369	1,937	(29)%	(27)%	(2)%	0%
therein India	532	560	(5)%	(6)%	1%	0%
Siemens	17,844	20,864	(14)%	(14)%	0%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Orders related to external customers decreased 14% in the second quarter of fiscal 2010, due primarily to declines in Energy and Industry. Order intake came in 26% lower in the Energy Sector, as continuing market challenges included customer postponements of new projects and pricing pressure on available tenders. For comparison, an exceptionally high volume from major orders in the prior-year quarter in Energy included a total of €1.5 billion in new contracts for power generation and transmission in Iraq, as well as large offshore wind-farm orders in Europe at Renewable Energy. The Industry Sector – our largest Sector by volume – saw orders decline 9% compared to a high basis of comparison in the second quarter a year earlier, which included a major contract win at Mobility for high-speed trains in China. The year-over-year decline in orders in the Sector also included lower demand at Industry Solutions. All other Divisions in the Sector reported an increase in orders year-over-year. Healthcare orders came in just below the prior-year period, which included a large contract win at Workflow & Solutions.
     In the region Europe, C.I.S., Africa, Middle East – our largest reporting region – orders declined 21% on decreases in all Sectors. Orders in the Energy Sectors declined 36% in the region, largely due to a high basis of comparison in the prior-year period resulting from the large contracts mentioned above at Fossil Power Generation, Renewable Energy and Power Transmission. Lower order intake in Industry in the region Europe, C.I.S., Africa, Middle East was due primarily to a lower volume from major orders at Mobility. Healthcare orders declined 4% in the region. Order intake rose 2% in the Americas, including higher orders in Industry and Healthcare. Due to lower demand at Fossil Power Generation, Energy posted an order decline in the region year-over-year, despite double-digit increases at the other four Divisions of the Sector. Lower order intake for Siemens in the U.S. compared to the prior-year quarter was due to negative currency translation effects.

In Asia, Australia orders declined 13% year-over-year on decreases in Industry and Healthcare, due primarily to a higher volume of major orders in the prior-year period, including the order for high-speed trains in China and the large contract win at Workflow & Solutions mentioned above. Order intake in Energy came in above the prior-year quarter.
     As previously disclosed, Siemens has decided and announced that, as a general rule, it will not enter into new contracts with customers in Iran. Since the announcement, Siemens has issued group-wide policies that establish the details of its general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by the Healthcare Sector, and products and services required to maintain the installed base (e.g. spare parts and maintenance and assembly services) may still be provided under the policies. Finally, legally binding bids submitted in the past and existing agreements may be honored.

	Revenue (location of customer)
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	10,095	10,608	(5)%	(5)%	1%	0%
therein Germany	2,731	2,811	(3)%	(2)%	0%	0%
Americas	4,863	5,362	(9)%	(7)%	(3)%	0%
therein U.S.	3,601	4,139	(13)%	(7)%	(5)%	0%
Asia, Australia	3,269	2,985	10%	8%	2%	0%
therein China	1,266	1,215	4%	7%	(3)%	0%
therein India	477	402	19%	16%	3%	0%
Siemens	18,227	18,955	(4)%	(4)%	0%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Revenue related to external customers declined 4% compared to the prior-year quarter, including modest decreases in all Sectors. Revenue fell 4% in Industry on double-digit decreases at Drive Technologies and Industry Solutions. Other Divisions in the Sector recorded higher revenues year-over year, led by an 18% increase at OSRAM. The Energy Sector reported a revenue decline of 3% due primarily to decreases at its two power grid businesses, Power Transmission and Power Distribution. In contrast, revenue came in higher at Fossil Power Generation and Renewable Energy year-over-year on conversion from the Divisions’ strong order backlogs. Healthcare revenue came within 1% of the prior-year period, despite a double-digit decline at Workflow & Solutions.
     In Europe, C.I.S., Africa, Middle East, second-quarter revenue decreased 5% year-over-year due primarily to lower sales in the Industry Sector. As in the first quarter, within the Industry Sector only OSRAM recorded higher revenue in the region compared to the prior-year period, and the Drive Technologies Division again posted the sharpest decline. Healthcare also reported lower revenue in the region comprising Europe, C.I.S., Africa, Middle East year-over-year, while revenue in the Energy Sector came in above the prior-year quarter. In the Americas, revenue fell 9% on declines in all Sectors, including negative currency translation effects from the U.S. Revenue rose 10% in Asia, Australia, as double-digit revenue increases in Healthcare and Industry were only partly offset by a decline in the Energy Sector. Higher revenue in India included double-digit increases in all Sectors compared to the second quarter a year earlier.

Consolidated Statements of Income

	Three months
	ended March 31,
(in millions of €)	2010	2009	% Change
Gross profit on revenue	5,267	4,961	6%
as percentage of revenue	28.9%	26.2%
     Gross profit for the second quarter rose 6% compared to the same period a year earlier. All Sectors reported higher gross profit margins as well as a modest increase in gross profit year-over-year despite a decline in revenues. The higher contribution from the Industry Sector included volume-driven increases at OSRAM and Industry Automation, while other Divisions, primarily Industry Solutions and Drive Technologies, posted gross profit decreases year-over-year, driven by lower revenues. Gross profit increases in Energy and Healthcare resulted from higher gross profit margins in all Divisions compared to the prior-year period. In all Sectors, gross profit development benefited from most of the pension gain mentioned above. In combination, these factors resulted in a gross profit margin of 28.9% for Siemens overall, up from 26.2% in the second quarter a year earlier.

	Three months
	ended March 31,
(in millions of €)	2010	2009	% Change
Research and development expenses	(920)	(972)	(5)%
as percentage of revenue	5.0%	5.1%	—
Marketing, selling and general administrative expenses	(2,527)	(2,520)	0%
as percentage of revenue	13.9%	13.3%	—
Other operating income	299	99	> 200%
Other operating expense	(34)	(168)	(80)%
Income (loss) from investments accounted for using the equity method, net	(64)	(49)	31%
Interest income	530	529	0%
Interest expense	(470)	(562)	(16)%
Other financial income (expense), net	(49)	17	—
     Research and development (R&D) expenses decreased to €920 million or 5.0% of revenues, from €972 million or 5.1% of revenues in the prior-year period, due primarily to lower outlays in the Industry Sector. Marketing, selling and general administrative (SG&A) expenses rose slightly to €2.527 billion, from €2.520 billion in the prior-year period. Due to lower revenues, the SG&A expense ratio rose to 13.9% compared to 13.3% a year earlier.
     Other operating income increased to €299 million in the second quarter, compared to €99 million in the same period a year earlier. The current period benefited from higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and a gain of €38 million related to the agreed recovery of funds frozen by authorities. In addition, gains related to the disposal of real estate were also higher year-over-year, including a gain of €69 million on a transaction in the current quarter at Siemens Real Estate (SRE).
     Other operating expense was €34 million, down from €168 million in the second quarter of fiscal 2009. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €33 million in the prior-year period.
     Income (loss) from investments accounted for using the equity method, net was a negative €64 million, compared to a negative €49 million in the second quarter a year earlier. The difference was due in part to a higher equity investment loss in the current period related to Nokia Siemens Networks B.V. (NSN).
     Interest income was nearly unchanged at €530 million in the second quarter, compared to €529 million in the same period a year earlier. Interest expense was €470 million, reduced from €562 million in the second quarter a year earlier. The reduction in interest expense was driven by substantially lower interest rates compared to the prior-year period.

     Other financial income (expense), net was a negative €49 million in the second quarter, compared to a positive €17 million in the same period a year earlier. The current quarter included higher expenses related to the interest component from measuring provisions.

	Three months
	ended March 31,
(in millions of €)	2010	2009	% Change
Income from continuing operations before income taxes	2,032	1,335	52%
Income taxes	(548)	(380)	44%
as percentage of income from continuing operations before income taxes	27%	28%	—
Income from continuing operations	1,484	955	55%
Income from discontinued operations, net of income taxes	14	58	(76)%
Net income	1,498	1,013	48%
Net income attributable to non-controlling interests	20	51	—
Net income attributable to shareholders of Siemens AG	1,478	962	54%
     Income from continuing operations before income taxes was €2.032 billion in the second quarter, compared to €1.335 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including improved gross profit margins in all Sectors, which led to an increase in gross profit on an absolute basis despite lower revenues. The increase also includes higher gains in connection with compliance-related matters in the current quarter. The effective tax rate was 27%, down from 28% in the prior-year period. The current-quarter rate was positively affected by a decision on appeal related to non-deductible expenses in connection with certain foreign dividends. As a result, Income from continuing operations after taxes was €1.484 billion in the second quarter of fiscal 2010, up from €955 million in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a positive €14 million, compared to a positive of €58 million in the second quarter a year earlier. The prior-year period benefited from a positive effect from the settlement of legal matters related to the former Com activities. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the second quarter was €1.498 billion compared to €1.013 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.478 billion, up from €962 million in the second quarter of fiscal 2009.

Results of Siemens — Six months ended March 31, 2010
     The following discussion presents selected information for Siemens for the first six months of fiscal 2010:
     Orders and revenue
     In the first six months of fiscal 2010, revenue declined 8% year-over-year, to €35.579 billion, while orders came in at €36.820 billion, down 15% from the prior-year period. This resulted in a book-to-bill ratio of 1.03 for the first half. On an organic basis, revenue declined 6% and orders decreased 12% compared to the same period a year earlier.

	New Orders (location of customer)
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	20,712	25,893	(20)%	(19)%	0%	(1)%
therein Germany	5,532	7,170	(23)%	(22)%	0%	0%
Americas	9,883	10,165	(3)%	2%	(5)%	0%
therein U.S.	7,051	7,710	(9)%	0%	(8)%	0%
Asia, Australia	6,226	7,026	(11)%	(10)%	(1)%	0%
therein China	2,529	3,113	(19)%	(15)%	(3)%	0%
therein India	999	1,145	(13)%	(9)%	(3)%	0%
Siemens	36,820	43,084	(15)%	(12)%	(2)%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Orders related to external customers in the first six months of fiscal 2010 decreased 15% compared to the prior-year period, including declines in all three Sectors. Order intake declined 22% in the Energy Sector due primarily to market contraction, including a lower volume from major orders as compared to the prior-year period, particularly at Fossil Power Generation, and increased pricing pressure. Orders also decreased by double digits in the Industry Sector, due mainly to a high volume from major orders at Mobility a year earlier. The decline year-over-year also included weaker demand at Industry Solutions and Drive Technologies. OSRAM was the only Division in the Industry Sector reporting an order increase year-over-year for the six-month period. Healthcare orders came in 1% below the prior-year level in the first six months. On an organic basis, excluding currency translation effects, first-half orders for Healthcare rose year-over-year.
     In the region Europe, C.I.S., Africa, Middle East orders declined 20% on decreases in all Sectors. Orders in the Energy Sector declined by a third, largely due to a lower volume from large orders at Fossil Power Generation and Renewable Energy. The Industry Sector reported an 11% order decline in the region, due primarily to the high basis of comparison at Mobility and the market contraction at Industry Solutions and Drive Technologies mentioned above. Healthcare orders declined 4% in the region, including lower demand in all Divisions compared to the first six months a year earlier. Order intake fell 23% in Germany, due in part to large contract wins at Mobility and Renewable Energy in the prior-year period. In the Americas orders declined 3%, driven by strong negative currency translation effects from the U.S. While Energy’s order intake in the Americas came in above the prior-year level due to a higher volume from major orders, Industry and Healthcare reported order declines in the region. In Asia, Australia orders declined 11% year-over-year, due primarily to a strong decrease in Industry, including lower volume from large orders at Mobility and Industry Solutions. Energy also reported lower orders year-over-year, while the Healthcare Sector posted an order increase in the region despite a high basis of comparison in the prior-year period due to the large contract win at Workflow & Solutions mentioned earlier. A strong prior-year period in China, including the above-mentioned major contract for high-speed trains, was the primary reason first-half orders in that country came in lower year-over-year.

	Revenue (location of customer)
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	20,065	21,848	(8)%	(7)%	0%	(1)%
therein Germany	5,412	5,976	(9)%	(9)%	0%	(1)%
Americas	9,239	10,732	(14)%	(10)%	(4)%	0%
therein U.S.	6,768	8,202	(17)%	(11)%	(7)%	0%
Asia, Australia	6,274	6,009	4%	5%	0%	0%
therein China	2,497	2,415	3%	7%	(4)%	0%
therein India	875	763	15%	16%	(1)%	0%
Siemens	35,579	38,589	(8)%	(6)%	(1)%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Revenue related to external customers declined 8% compared to the first six months of fiscal 2009, including decreases in all Sectors. The Industry Sector was the primary factor in lower revenue year-over-year, reporting a 9% decline in the first half, mainly at Drive Technologies, Industry Solutions and Building Technologies. The Energy Sector posted a revenue decline of 6% on lower revenue in all Divisions, led by Power Transmission, Renewable Energy and Power Distribution. Due primarily to negative currency translation effects from the U.S., Healthcare revenue declined modestly compared to the prior-year period.
     In Europe, C.I.S., Africa, Middle East, first-half revenue decreased 8% year-over-year due largely to lower sales in the Industry Sector. Apart from OSRAM, all Divisions in the Sector reported lower revenues compared to the first six months of the prior fiscal year, including a steep decline at Drive Technologies. Healthcare revenue also decreased in the region. Energy revenue was level in the region, as higher sales at Fossil Power Generation and Renewable Energy offset revenue declines at the two power grid businesses. In the Americas, revenue fell 14% compared to the prior-year period on double-digit declines in Energy and Industry and a 9% decrease in Healthcare, including strong negative currency translation effects from the U.S. In Asia, Australia, first-half revenue rose 4%, as a decline in the Energy Sector was more than offset by increases in Industry and Healthcare. Most notably, revenue in the Healthcare Sector came in 20% above the prior-year period in the region, including strong revenue growth at Imaging & IT as well as double-digit increases in China and India for Healthcare.
Consolidated Statements of Income

	Six months
	ended March 31,
(in millions of €)	2010	2009	% Change
Gross profit on revenue	10,561	10,601	0%
as percentage of revenue	29.7%	27.5%
     Gross profit for the first six months of fiscal 2010 came in level with the prior-year period, as a decline in the Industry Sector offset increases in Healthcare and Energy. Lower gross profit in the Industry Sector included revenue-driven declines at the majority of Divisions particularly including Drive Technologies and Industry Solutions. OSRAM delivered strong gross profit development, and gross profit also rose at Mobility. Gross profit growth in Healthcare reflected a positive effect from currency hedging and a favorable revenue mix in the current period, as well as charges at Workflow & Solutions in the prior-year period. Despite lower revenues in all Divisions, Energy increased its gross profit year-over-year on a more favorable revenue mix. In addition, gross profit development for Siemens included a positive swing in the effects from commodity hedging that was most notable in Energy and Industry. Further, gross profit in all three Sectors benefited from most of the pension gain mentioned above for the second quarter. In combination, these factors resulted in a gross profit margin of 29.7% for Siemens overall in the first half of fiscal 2010, up from 27.5% in the same period a year earlier.

	Six months
	ended March 31,
(in millions of €)	2010	2009	% Change
Research and development expenses	(1,742)	(1,886)	(8)%
as percentage of revenue	4.9%	4.9%	—
Marketing, selling and general administrative expenses	(5,070)	(5,388)	(6)%
as percentage of revenue	14.2%	14.0%	—
Other operating income	468	284	65%
Other operating expense	(90)	(285)	(68)%
Income from investments accounted for using the equity method, net	51	68	(25)%
Interest income	1,047	1,106	(5)%
Interest expense	(936)	(1,191)	(21)%
Other financial income (expense), net	(63)	(239)	(74)%
     R&D expenses decreased to €1.742 billion from €1.886 billion in the prior-year period, due to lower expenses in Industry and Healthcare. R&D expenses as a percentage of revenue remained at the prior-year level of 4.9%. SG&A expenses declined to €5.070 billion, from €5.388 billion in the first half of fiscal 2009, including lower expenses in all Sectors. As revenue fell even more than SG&A expenses in the current period, the SG&A expense ratio rose slightly to 14.2% compared to 14.0% a year earlier.
     Other operating income increased to €468 million in the first six months of fiscal 2010, compared to €284 million in the same period a year earlier. The current period included higher gains related to the disposal of real estate, including the net gain mentioned above for the second quarter and a gain on the sale of the Mobility Division’s airfield lighting business. In addition, the first half benefited from higher gains recognized in the second quarter in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and a gain of €38 million related to the agreed recovery of funds frozen by authorities. For comparison, the prior-year period included lower income related to legal and regulatory matters.
     Other operating expense was €90 million, down from €285 million in the first six months a year earlier. The difference is due partly to expenses in the first half of fiscal 2009 for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which amounted to €82 million.
     Interest income decreased to €1.047 billion in the first half, compared to €1.106 billion in the same period a year earlier. Interest expense was €936 million, down from €1.191 billion in the first six months of fiscal 2009. The decline in both interest income and interest expense was driven by lower interest rates compared to the prior-year period.
     Other financial income (expense), net was a negative €63 million in the first six months of fiscal 2010, compared to a negative €239 million in the same period a year earlier. The prior-year period included negative results of hedging activities not qualifying for hedge accounting, higher expenses related to the interest component from measuring provisions, and higher expenses as a result of allowances and write offs of finance receivables.

	Six months
	ended March 31,
(in millions of €)	2010	2009	% Change
Income from continuing operations before income taxes	4,226	3,070	38%
Income taxes	(1,216)	(855)	42%
as percentage of income from continuing operations before income taxes	29%	28%	—
Income from continuing operations	3,010	2,215	36%
Income from discontinued operations, net of income taxes	19	28	(32)%
Net income	3,029	2,243	35%
Net income attributable to non-controlling interests	74	78	—
Net income attributable to shareholders of Siemens AG	2,955	2,165	36%

     Income from continuing operations before income taxes was €4.226 billion in the first half of fiscal 2010, compared to €3.070 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including improved gross profit margins in all Sectors which offset the effect of lower revenue on gross profit on an absolute basis, a reduction in SG&A and R&D expenses, an improved financial result, and a positive impact from compliance-related matters compared to the prior-year period. The effective tax rate was 29%, up from 28% in the first half a year earlier. As a result, Income from continuing operations after taxes was €3.010 billion in the first six months of fiscal 2010, up from €2.215 billion in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the first half was a positive €19 million, compared to €28 million in the prior-year period. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first six months was €3.029 billion compared to €2.243 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €2.955 billion, up from €2.165 billion in the first half of fiscal 2009.
Portfolio activities
     At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. Solel, which was consolidated as of November 2009, will be integrated into the Energy Sector’s Renewable Energy Division. The aggregate consideration amounts to approximately €279 million (including cash acquired).
     At the beginning of November 2009, Siemens sold its airfield lighting business, which was part of the Industry Sector’s Mobility Division.
     At the end of December 2009, Siemens sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method in the Healthcare Sector.
     Siemens completed certain other portfolio transactions during the first six months of fiscal 2010, which did not have a significant effect on its Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry — Three months ended March 31, 2010

Sector	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	783	671	17%
Profit margin	9.4%	7.8%
New orders	8,023	8,801	(9)%	(8)%	0%	0%
Revenue	8,298	8,645	(4)%	(4)%	0%	0%

(1)	Excluding currency translation and portfolio effects.
     Profit in the Industry Sector rose 17%, to €783 million, driven by strong turnarounds at Industry Automation and OSRAM. Capacity and cost reduction measures in prior periods improved profitability, and demand strengthened in short-cycle businesses. Industry took €50 million in severance charges, including related costs, during the quarter.
     Sector profit includes €76 million of the pension gain mentioned earlier, which affected all Divisions within the Sector. This was more than offset by charges related to a project engagement with a local partner in the U.S. and a provision for a supplier-related warranty.
     Revenue came in 4% lower, due primarily to weaker demand for the Sector’s process automation and late-cycle manufacturing businesses compared to the prior-year period. While orders declined 9% overall, this was mainly due to a high basis of comparison at Mobility in the prior-year period which included an exceptionally large order in China. In contrast, all other Divisions except for Industry Solutions posted an increase in second-quarter orders year-over-year. On a geographic basis, revenue growth in the region Asia, Australia partially offset declines in Europe, C.I.S., Africa, Middle East and the Americas. Orders rose in the Americas but came in lower in the regions Europe, C.I.S., Africa, Middle East and Asia, Australia due to lower volume from major orders. The Sector’s book-to-bill ratio was 0.97 and its order backlog remained at €28 billion. Industry is closely monitoring capacity utilization and expects to continue adjusting capacity to the extent necessary.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,509	1,328	14%	14%	0%	0%
Drive Technologies	1,813	1,627	11%	12%	0%	0%
Building Technologies(2)	1,677	1,628	3%	3%	0%	0%
OSRAM	1,146	971	18%	20%	(1)%	(1)%
Industry Solutions	1,427	1,737	(18)%	(18)%	0%	0%
Mobility	1,141	2,208	(48)%	(48)%	0%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,425	1,380	3%	4%	0%	0%
Drive Technologies	1,620	1,954	(17)%	(17)%	0%	0%
Building Technologies(2)	1,656	1,695	(2)%	(2)%	0%	0%
OSRAM	1,146	971	18%	20%	(1)%	(1)%
Industry Solutions	1,484	1,759	(16)%	(15)%	0%	0%
Mobility	1,576	1,542	2%	2%	1%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Profit			Profit margin
	Three months			Three months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Industry Automation(1)	202	105	93%	14.2%	7.6%
Drive Technologies	189	244	(22)%	11.7%	12.5%
Building Technologies(1)	108	89	21%	6.5%	5.3%
OSRAM	153	8	>200%	13.4%	0.8%
Industry Solutions	2	118	(98)%	0.1%	6.7%
Mobility	127	106	19%	8.0%	6.9%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
     The Industry Automation Division generated profit of €202 million, well above the recessionary level of the prior-year period. Cost and capacity measures helped all business units report higher earnings. Restoration of customer demand fueled a broad-based increase in orders and revenue. In particular, the Division’s 14% increase in orders included accelerated growth in emerging markets. Purchase price accounting (PPA) effects related to the purchase of UGS Corp. in fiscal 2007 were €34 million in the current quarter and €36 million in the prior-year period.
     Drive Technologies contributed €189 million to Sector profit in the second quarter on lower revenue particularly in Europe, C.I.S., Africa, Middle East and the Americas. The Division’s revenue-driven decline in profit was due mainly to its drives businesses, which typically lag macroeconomic cycles. Order development in the second quarter indicated that markets are stabilizing on a lower level for Drive Technologies. The Division’s 11% order increase compared to the prior-year period included growth in all regions and business units.
     Cost discipline helped Building Technologies increase its profit despite a decline in revenue. Profit was held back by the supplier-related warranty, largely offset by a portion of the pension gain mentioned above. Rapid growth in emerging economies enabled the Division to post a modest increase in second-quarter orders compared to the prior-year period.
     OSRAM’s profit of €153 million benefited from €23 million of the pension gain mentioned above, and from a rebound in revenue compared to the prior-year period which significantly improved capacity utilization. Profit also rose on an improved product mix and streamlined cost structure. All business units reported higher revenues and earnings compared to the prior-year period, and revenue rose in all regions. With increasing demand for next-generation solid-state and LED lighting solutions, OSRAM intends to invest in market expansion and LED production capacity in coming quarters.
     Industry Solutions continued to address the effects of the downturn in global process industries. The Division’s profit of €2 million in the quarter was burdened by €63 million in charges related to a project engagement with a local partner in the U.S. and €38 million in severance charges, including related costs, for ongoing capacity adjustment measures. Both revenue and orders came in lower than the prior-year period.

     Mobility delivered profit of €127 million, benefiting from a portion of the pension gain mentioned above. Earnings rose in all business units, due in part to the strength of Mobility’s order backlog after selective order intake in prior periods. Second-quarter orders came in well below the prior-year level, which included an exceptionally large order for high-speed trains in China.
Industry — Six months ended March 31, 2010

Sector	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,695	1,605	6%
Profit margin	10.4%	8.9%
New orders	16,271	18,577	(12)%	(11)%	(1)%	0%
Revenue	16,369	17,933	(9)%	(7)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.
     Capacity adjustment measures and cost management as well as strengthened demand in short-cycle businesses in the last months of the current period enabled Industry to improve profit and profitability in the first six months compared to the same period a year earlier. A majority of the Sector’s Divisions increased their first-half profit year-over-year, with the strongest growth at OSRAM and Mobility. In contrast, profit declined sharply at the Divisions Industry Solutions and Drive Technologies. The Sector took €50 million in severance charges, including related costs in the second quarter of the current period.
     Profit for the Sector included €76 million of the pension gain mentioned earlier, affecting results at all Divisions, as well as a €44 million net gain at Mobility on the sale of its airfield lighting business. These gains were partly offset by charges related to a project engagement with a local partner in the U.S. and a provision for a supplier-related warranty.
     Orders for Industry in the first six months of fiscal 2010 declined 12% mainly due to a sharp downturn at Industry Solutions as well as significantly lower volume from major orders at Mobility compared to the same period a year earlier which included the exceptionally large order in China mentioned above. As a result, first-half orders were down 27% year-over-year for both Divisions. Revenue declined 9% year-over-year due mainly to lower demand in the Sector’s late-cycle manufacturing and process businesses which took revenue down sharply at Drive Technologies and Industry Solutions year-over-year. On a regional basis, higher revenue in Asia, Australia for the first six months was more than offset by lower revenue in the Americas and Europe, C.I.S., Africa, Middle East. Orders were down in all three regions.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	2,915	2,928	0%	1%	(1)%	0%
Drive Technologies	3,387	3,713	(9)%	(8)%	(1)%	0%
Building Technologies(2)	3,288	3,467	(5)%	(3)%	(2)%	0%
OSRAM	2,277	2,068	10%	12%	(3)%	1%
Industry Solutions	2,661	3,653	(27)%	(26)%	(1)%	0%
Mobility	3,028	4,132	(27)%	(25)%	(1)%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	2,823	2,989	(6)%	(4)%	(1)%	0%
Drive Technologies	3,131	4,014	(22)%	(21)%	(1)%	0%
Building Technologies(2)	3,216	3,528	(9)%	(7)%	(2)%	0%
OSRAM	2,277	2,068	10%	12%	(3)%	1%
Industry Solutions	2,921	3,555	(18)%	(17)%	(1)%	0%
Mobility	3,158	3,106	2%	3%	0%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Profit			Profit margin
	Six months			Six months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Industry Automation(1)	436	373	17%	15.5%	12.5%
Drive Technologies	355	504	(30)%	11.3%	12.6%
Building Technologies(1)	215	200	7%	6.7%	5.7%
OSRAM	305	100	>200%	13.4%	4.8%
Industry Solutions	83	237	(65)%	2.8%	6.7%
Mobility	292	191	53%	9.2%	6.1%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
     Restocking by customers positively impacted the current period and strong demand from the Asia, Australia region lifted orders at Industry Automation back to the level of the first half of the prior fiscal year. Revenue lagged behind as accelerating growth in Asia, Australia was more than offset by declines in Europe, C.I.S. Africa and the Americas. A favorable revenue mix influenced by customer restocking and Industry Automation’s cost cutting and capacity adjustment measures enabled the Division to improve profit by 17% year-over-year. PPA effects related to the purchase of UGS Corp. were €66 million in the current period compared to €71 million in the prior-year period.
     Orders at Drive Technologies were 9% lower for the first half than a year earlier, as the Division saw signs of stabilization in its markets in the last months of the current period. However, six-month revenue declined by 22% year over-year. The volume development was driven by double-digit declines in Europe, C.I.S., Africa, Middle East and the Americas. Profit at Drive Technologies was down 30% in the first half of fiscal 2010 compared to the prior-year period on declining revenue and lower capacity utilization.
     Growth in both revenue and orders in the Asia, Australia region for Building Technologies was more than offset by volume declines in Europe, C.I.S., Africa, Middle East and the Americas. Tight cost control enabled the Division to improve profit year-over-year despite lower revenue. The Division’s low-voltage switchgear business contributed to the positive profit development year-over-year. Profit in the current period included a charge for the supplier-related warranty mentioned above. This effect was largely offset by a portion of the pension curtailment gain also mentioned above.
     Revenue at OSRAM increased 10% year-over-year, including strong demand for LEDs. Profitability surged on an improved product mix, increased capacity utilization and a streamlined cost structure. In the prior-year six-month period, the Division was heavily affected by the economic downturn. Profit in the current period benefited from €23 million of the pension gain mentioned above while the prior-year period included a positive effect from currency hedging activities not qualifying for hedge accounting.

     Revenue and orders at Industry Solutions for the first half of fiscal 2010 declined in all regions year over year. The sharpest drop in volume came from the Division’s large metal technologies business. Profit development in the current period was affected by lower revenue and declining capacity utilization. Furthermore, profit was burdened by €63 million in charges related to a project engagement with a local partner in the U.S. and €38 million in severance charges, including related costs, for ongoing capacity adjustment measures, both taken in the second quarter of the current period.
     Profit at Mobility in the current period increased strongly year-over-year due partly to selective order intake in prior periods. Profit also benefited from the €44 million net gain on the sale of the airfield lighting business and from a portion of the pension gain mentioned above. Profit in the prior-year period included a positive €10 million effect related to the settlement of a claim in the rolling stock business. New orders declined year-over-year due to the high volume from major orders in the first half of the previous fiscal year, including the large train order in China. As a result, order intake was lower in the region Asia, Australia and also declined in Europe, C.I.S., Africa, Middle East. Revenue was up slightly year-over-year on strong growth in Asia, Australia, which was partly offset by lower revenue in the Americas.
Energy — Three months ended March 31, 2010

Sector	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	863	818	5%
Profit margin	14.0%	12.9%
New orders	6,081	8,206	(26)%	(26)%	0%	0%
Revenue	6,182	6,364	(3)%	(4)%	1%	1%

(1)	Excluding currency translation and portfolio effects.
     The Energy Sector reported profit of €863 million and was the top contributor to Total Sectors profit. Profitability was burdened by charges of €59 million for capacity adjustments at Fossil Power Generation which more than offset €25 million of the pension gain mentioned earlier. Fossil Power Generation was again the primary driver of Sector profit growth.
     Challenging market conditions included customer postponements of large infrastructure projects and pricing pressure on available tenders. As a result, second-quarter orders fell 26% year-over-year, due mainly to lower volume from major orders. The Sector’s strong order backlog cushioned market effects on revenue, mainly at Fossil Power Generation and Renewable Energy. Revenue still declined 3% for the Sector, due primarily to the power grid businesses. On a geographic basis, orders declined in the regions Europe, C.I.S., Africa, Middle East and the Americas and rose in Asia, Australia. Revenue was higher in Europe, C.I.S., Africa, Middle East and decreased in the Americas and Asia, Australia. The Sector’s book-to-bill ratio was 0.98 in the second quarter, and currency translation effects lifted its order backlog slightly, to €50 billion.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,250	3,475	(35)%	(35)%	0%	0%
Renewable Energy	628	1,587	(60)%	(61)%	0%	1%
Oil & Gas	1,178	920	28%	25%	3%	0%
Power Transmission	1,424	1,594	(11)%	(11)%	1%	0%
Power Distribution	777	757	3%	1%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,447	2,377	3%	4%	(1)%	0%
Renewable Energy	862	800	8%	2%	(1)%	6%
Oil & Gas	981	1,040	(6)%	(9)%	4%	0%
Power Transmission	1,363	1,503	(9)%	(11)%	1%	0%
Power Distribution	667	846	(21)%	(23)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Fossil Power Generation	347	312	11%	14.2%	13.1%
Renewable Energy	107	105	2%	12.4%	13.1%
Oil & Gas	127	121	5%	13.0%	11.6%
Power Transmission	161	168	(4)%	11.9%	11.2%
Power Distribution	100	106	(6)%	15.0%	12.5%
     Fossil Power Generation delivered another strong performance, taking second-quarter profit up 11% year-over-year, to €347 million. An improved business mix compared to the prior-year period included higher-margin projects from the order backlog and an increased revenue contribution from the Division’s products business. Fossil Power Generation took €59 million in charges for capacity adjustments related to a shift of production capacity within the Americas region, including €26 million for severance. This impact was partly offset by the Division’s share of the pension gain mentioned above. Second-quarter revenue rose 3% year-over-year on order conversion from the backlog. In contrast, order intake in the current period was heavily influenced by market contraction. For comparison, second-quarter orders a year earlier included €1.1 billion in contracts in Iraq.
     Renewable Energy continued to face an environment characterized by large orders, tight debt financing markets and adverse consequences from the economic downturn. The Division’s profit rebounded from the low level of the first quarter to €107 million, up slightly compared to the prior-year period. Revenue rose 8% year-over-year, on conversion from the order backlog. Orders came in significantly lower compared to the prior-year period, which included several large off-shore wind-farm orders.
     The Oil & Gas Division contributed €127 million to Sector profit in the second quarter, above the prior-period level despite lower revenue. A favorable revenue mix again included a strong contribution from the service business. Orders climbed from the level of the prior-year quarter, which included relatively low volume from major orders.
     Power Transmission held second-quarter profit near the prior-year level, at €161 million, despite lower revenue most notably in the transformers business. The Division saw an 11% order decline due in part to lower volume from major orders compared to the prior-year period.
     Profit at Power Distribution declined modestly, to €100 million, despite benefiting from higher equity investment income as well as its portion of the pension gain mentioned above. Weak order development during the prior year led to significantly lower revenue conversion in the current period, particularly in the medium-voltage business. With demand stabilizing, Power Distribution was able to record its first year-over-year increase in quarterly orders in more than a year.

Energy — Six months ended March 31, 2010

Sector	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,683	1,574	7%
Profit margin	14.3%	12.5%
New orders	13,000	16,740	(22)%	(21)%	(2)%	0%
Revenue	11,798	12,596	(6)%	(6)%	(1)%	1%

(1)	Excluding currency translation and portfolio effects.
     The Energy Sector turned in a strong performance in the first six months of fiscal 2010, increasing Sector profit 7% year-over-year to €1.683 billion. Profit growth year-over-year was driven by Fossil Power Generation, which more than offset a short-term drop in profit at Renewable Energy resulting from lower revenue in the first quarter of the current fiscal year.
     Market conditions remained challenging in the Energy Sector, as customers continued to postpone infrastructure projects and market contraction led to increased pricing pressure. In this environment, Energy orders fell 22% from the prior-year period on decreases in all Divisions, particularly at Fossil Power Generation. On a geographic basis, orders declined 33% in the region Europe, C.I.S., Africa, Middle East, including a significantly lower volume from major orders at Fossil Power Generation and Renewable Energy. Energy orders also fell in Asia, Australia, but rose in the Americas due primarily to large contract wins at Renewable Energy. Revenue in the Sector fell 6% in the first half of fiscal 2010, including declines in all Divisions and the regions Americas and Asia, Australia. The Sector’s book-to-bill ratio was 1.10 in the current period.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	4,290	7,472	(43)%	(41)%	(2)%	0%
Renewable Energy	2,204	2,235	(1)%	2%	(4)%	0%
Oil & Gas	2,209	2,280	(3)%	(4)%	0%	0%
Power Transmission	3,135	3,509	(11)%	(9)%	(1)%	0%
Power Distribution	1,504	1,614	(7)%	(6)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	4,704	4,750	(1)%	1%	(2)%	0%
Renewable Energy	1,342	1,513	(11)%	(14)%	(2)%	5%
Oil & Gas	1,977	2,088	(5)%	(6)%	1%	0%
Power Transmission	2,682	3,003	(11)%	(10)%	(1)%	0%
Power Distribution	1,362	1,651	(17)%	(17)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Six months			Six months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Fossil Power Generation	748	601	24%	15.9%	12.7%
Renewable Energy	136	206	(34)%	10.2%	13.6%
Oil & Gas	253	227	11%	12.8%	10.9%
Power Transmission	332	320	4%	12.4%	10.7%
Power Distribution	197	213	(8)%	14.4%	12.9%

     Fossil Power Generation delivered substantially higher first-half profit year-over-year, combining strong project execution and an improved business mix, including increased revenue contributions from the products and service businesses. As a result, Fossil Power Generation led all Siemens Divisions with €748 million in profit for the first half of fiscal 2010, despite the above-mentioned charges for capacity adjustments in the second quarter. In contrast, order development was heavily influenced by market contraction, as the Division reported a 43% decrease in order intake year-over-year. For comparison, the first six months of fiscal 2009 included a peak volume from major orders, including the above-mentioned contracts in Iraq. Fossil Power Generation’s strong order backlog cushioned the effect of market conditions on revenue for the first six months, which came in within 1% of the prior-year period.
     Profit at Renewable Energy declined significantly compared to the first half of fiscal 2009, due primarily to a short-term revenue drop in the first quarter of the current period and also to transaction and integration costs related to consolidation of the solar company Solel. First-half revenue fell 11% year-over-year despite growth in the second quarter. The Division took in large wind-farm orders in both periods under review, and order intake was nearly unchanged for the first six months. The Division expects a book-to-bill ratio well above one in the second half of the fiscal year.
     The Oil & Gas Division increased first-half profit to €253 million from €227 million a year earlier, due in part to a favorable revenue mix including a strong contribution from the service business. In uncertain market conditions, order intake declined 3% year-over-year despite a higher volume from major orders in the current period. Revenue came in 5% below the prior-year level.
     Profit rose to €332 million at Power Transmission, benefiting from positive effects from commodity hedging. Revenue decreased 11% compared to the first six months a year earlier, due partly to a generally declining order trend in fiscal 2009. First-half orders also declined 11% year-over-year.
     Power Distribution contributed profit of €197 million in the first six months of fiscal 2010, down from €213 million in the prior-year period despite the positive effects on profit mentioned above for the second quarter. Revenue came in 17% below the prior-year level, partly as a consequence of declining order intake throughout fiscal 2009. Orders for the first half also came in lower year-over-year, but increased in the second quarter.
Healthcare — Three months ended March 31, 2010

Sector	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	492	355	39%
Profit margin	16.6%	11.9%
New orders	2,945	2,951	0%	1%	(1)%	0%
Revenue	2,968	2,984	(1)%	0%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.
     The Healthcare Sector substantially increased second-quarter profit year-over-year. Passage of healthcare reform legislation in the U.S. removed some uncertainty in the market and contributes to an easing of customer restraint regarding capital expenditures. Strong revenue growth in the region Asia, Australia partly offset declines in other regions, which resulted in part from pressure on public spending for healthcare in developed economies. Profit climbed to €492 million from €355 million in the prior-year quarter, benefiting from €79 million of the pension gain in the U.S. mentioned earlier, which affected all Divisions in the Sector. Sector profit continued to benefit from a favorable currency hedge, which affected results primarily at Imaging & IT. In addition, profit increased due to structural cost savings and a favorable product mix at Imaging & IT. PPA effects related to past acquisitions were €44 million in the second quarter. In addition, Healthcare recorded €26 million of integration costs associated with the next phase of integration activities at Diagnostics. In the same quarter a year earlier, PPA effects and integration costs totaled €64 million.
     Orders came in nearly level with the same quarter a year earlier, even though that period included an unusually large order at Workflow & Solutions. Strong order growth at Imaging & IT included double-digit increases in Asia, Australia and the U.S. Second-quarter revenue was within 1% of the prior-year level, and also included growth in Asia, Australia for Imaging & IT and Diagnostics. Excluding negative currency translation effects, orders rose 1% and revenue remained flat. Healthcare’s book-to-bill ratio was 0.99 in the second quarter.

Its order backlog increased slightly on a consecutive-quarter basis, to €7 billion, due to positive currency translation effects.

Divisions	New Orders
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,774	1,661	7%	8%	(1)%	0%
Workflow & Solutions	328	489	(33)%	(33)%	0%	0%
Diagnostics	900	867	4%	5%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,773	1,774	0%	1%	(1)%	0%
Workflow & Solutions	350	412	(15)%	(16)%	0%	0%
Diagnostics	901	867	4%	5%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Imaging & IT	374	265	41%	21.1%	14.9%
Workflow & Solutions	22	30	(26)%	6.4%	7.3%
Diagnostics	116	54	114%	12.8%	6.2%
     Imaging & IT increased second-quarter profit to €374 million from €265 million in the prior-year period. Along with a favorable product mix and structural cost savings, the Division’s profitability benefited from €44 million of the pension gain and from the currency hedge both mentioned above. Imaging & IT achieved double-digit growth in revenue and orders in the region Asia, Australia, particularly including Japan and China. Overall, orders rose 7% and revenue remained level compared to the second quarter a year earlier. On an organic basis, orders rose 8% and revenue increased 1% compared to the prior-year period.
     Workflow & Solutions posted €22 million in profit, benefiting from €7 million of the pension gain mentioned above. Lower profit was due mainly to a decline in revenue, particularly in the region Europe, C.I.S., Africa, Middle East. Orders also came in lower, primarily because the prior-year period included the large order in Asia, Australia mentioned above.
     Revenue at Diagnostics rose 4% compared to the second quarter a year earlier, or 5% on an organic basis, excluding currency translation effects. The increase came primarily from emerging markets in Asia, Australia and the Americas. Revenue was stable in the region Europe, C.I.S., Africa, Middle East. Profitability rose from the prior-year level due in part to volume-driven economies of scale and lower SG&A expenses compared to the prior-year period, and also benefited from €22 million of the pension gain mentioned above. These positive factors more than offset an increase in total PPA effects and integration costs. In the second quarter a year earlier, these impacts were €47 million and €17 million, respectively. In the current period, PPA effects were €44 million, and the Division also recorded €26 million in costs for integration activities.

Healthcare — Six months ended March 31, 2010

Sector	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,015	697	46%
Profit margin	17.5%	11.8%
New orders	5,815	5,847	(1)%	2%	(3)%	0%
Revenue	5,799	5,920	(2)%	0%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.
     For the first six months of fiscal 2010 the Healthcare Sector delivered substantially higher profit of €1.015 billion compared to €697 million in the prior-year period. Sector profit rose on a favorable product mix and structural cost savings, and also benefited from a favorable currency hedge in both quarters and the above-mentioned pension gain in the second quarter. For comparison, first-half profit in the prior year was burdened by charges in the Workflow & Solutions Division. In the current six months, PPA effects related to past acquisitions were €85 million. In addition, the Sector recorded €36 million of integration costs associated with the next phase of integration activities at Diagnostics. A year earlier, PPA effects and integration costs in the first half totaled €130 million.
     Orders for the Healthcare Sector came in nearly level with the prior-year period, including higher orders at Imaging & IT and stable orders at Diagnostics. For comparison, orders at Workflow & Solutions in the prior-year period included an unusually large order. In the current period, double-digit order growth for Imaging & IT and Diagnostics in the region Asia, Australia nearly offset declines in other regions. First-half revenue for the Sector was 2% below the prior-year level. All Divisions posted increases in the region Asia, Australia, particularly including Japan and China, partly offsetting declines in other regions, including the U.S. On an organic basis, orders rose 2% and revenue remained flat. Healthcare’s book-to-bill ratio was 1.0 in the first six months of fiscal 2010.

Divisions	New Orders
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	3,542	3,430	3%	6%	(3)%	0%
Workflow & Solutions	659	824	(20)%	(19)%	(1)%	0%
Diagnostics	1,732	1,731	0%	3%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	3,469	3,543	(2)%	1%	(3)%	0%
Workflow & Solutions	718	785	(9)%	(7)%	(1)%	0%
Diagnostics	1,731	1,739	0%	2%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Six months			Six months
	ended March 31,			ended March 31,
(in millions of €)	2010	2009	% Change	2010	2009
Imaging & IT	731	527	39%	21.1%	14.9%
Workflow & Solutions	66	24	176%	9.2%	3.1%
Diagnostics	237	137	73%	13.7%	7.9%

     Profit at Imaging & IT increased to €731 million from €527 million in the prior-year period, on a favorable product mix and structural cost savings. In addition, profit in the current period benefited from the currency hedge and the pension gain mentioned above. Overall, orders for Imaging & IT rose 3% compared to the prior-year period. Double-digit growth in the region Asia, Australia, particularly in Japan and China, offset declines in other regions. Revenue came in within 2% of the prior-year level, including a double-digit increase for the region Asia, Australia. On an organic basis, orders and revenue rose 6% and 1%, respectively, compared to the prior-year period.
     Workflow & Solutions generated €66 million in profit compared to €24 million in the first six months a year earlier. The prior-year period included €41 million in charges related primarily to delays in the particle therapy business. Profit in the current year benefited from a small portion of the pension gain mentioned earlier. Orders came in lower year-over-year due to the large order in the prior-year period mentioned above. First-half revenue declined 9% year-over-year.
     Profit at Diagnostics for the first six months climbed to €237 million from €137 million a year earlier. The increase was due primarily to substantially lower costs and €22 million of the pension gain mentioned earlier. PPA effects related to past acquisitions were €85 million. In addition, the Division recorded €36 million of integration costs associated with the next phase of integration activities at Diagnostics. A year earlier, PPA effects and integration costs in the first half totaled €130 million. Orders and revenue for the Division remained stable overall, despite double-digit increases for both in the region Asia, Australia. On an organic basis, orders and revenue increased by 3% and 2%, respectively.
Equity Investments
     Major components of Equity Investments include our stakes in NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), Enterprise Networks Holdings B.V. (EN) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). In the second quarter, Equity Investments recorded a loss of €87 million compared to a loss of €113 million a year earlier. The result related to Siemens’ stake in NSN was a negative €169 million compared to a negative €136 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €125 million in the current quarter, compared to a total of €123 million in the same period a year earlier.
     In the first six months of fiscal 2010, Equity Investments recorded a loss of €11 million, slightly down from a loss of €28 million in the same period a year earlier. The result related to Siemens’ stake in NSN for the first six months was a negative €211 million, compared to a negative €143 million in the prior-year period. NSN took charges and integration costs totaling €215 million during the current six-month period, down from a total of €409 million in the same period a year earlier. Higher losses related to our stake in NSN were partly offset by improved results from other equity stakes. Profit from Equity Investments is expected to be volatile in coming quarters.
     At the end of March 2010, both Siemens and Nokia converted an amount of €500 million each of a shareholder loan given to NSN into preferred shares. The conversion resulted in an increase of €500 million of our investment in NSN. The conversion does not result in a shift in the existing shareholding ratios between Siemens and Nokia.
Cross-Sector Businesses
Siemens IT Solutions and Services — Three months ended March 31, 2010

	Three months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	(10)	25	—
Profit margin	(1.0)%	2.2%
New orders	959	1,081	(11)%	(10)%	0%	(1)%
Revenue	994	1,136	(12)%	(11)%	0%	(1)%

(1)	Excluding currency translation and portfolio effects.

     Second-quarter revenue and orders at Siemens IT Solutions and Services both showed a double-digit decline year-over-year due to challenging external markets and streamlined internal business with Siemens. Lower revenue resulted in a loss of €10 million in the current period compared to a profit of €25 million in the prior-year period.
Siemens IT Solutions and Services — Six months ended March 31, 2010

	Six months
	ended March 31,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	7	71	(90)%
Profit margin	0.4%	2.9%
New orders	2,102	2,312	(9)%	(7)%	(1)%	(1)%
Revenue	2,023	2,425	(17)%	(15)%	(1)%	(1)%

(1)	Excluding currency translation and portfolio effects.
     The factors mentioned above for the second quarter were also evident for the first half year results and took orders, revenue and profit at Siemens IT Solutions and Services down significantly compared to the prior-year period. Siemens previously announced plans to put Siemens IT Solutions and Services on a solid long-term foundation. These include the transformation of Siemens IT Solutions and Services into a separate legal entity, additional investments into the business and elimination of some 4,200 positions worldwide. The latter measure is expected to result in substantial charges in coming quarters.
Siemens Financial Services (SFS) — Three and six months ended March 31, 2010

	Three months			Six months
	ended March 31,			ended March 31,
(€ in millions)	2010	2009	% Change	2010	2009	% Change
Profit	97	117	(17)%	197	183	8%

	March 31,	Sept. 30,
	2010	2009
Total assets	11,958	11,704	2%
     Siemens Financial Services delivered €97 million in profit (defined as income before income taxes), including higher results in the commercial finance business. For comparison, profit of €117 million in the prior-year quarter included higher income from SFS’ internal services and equity businesses.
     SFS raised its profit in the first half of fiscal 2010 from €183 million in the prior-year period to €197 million. The first six months of fiscal 2010 benefited from higher results in the commercial finance business, including significantly lower loss reserves, partly offset by lower income from SFS’ internal services and the equity business. Total assets rose slightly, to €11.958 billion.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.
Centrally managed portfolio activities
     Centrally managed portfolio activities posted an aggregate loss of €25 million in the second quarter compared to a loss of €96 million in the prior-year period. The improvement was due primarily to the electronics assembly systems business, which reduced its loss to €22 million from €86 million in the prior-year quarter. While both periods under review included severance charges, the prior-year period also included impacts from impairments. In addition, the second quarter a year earlier included a loss on the divestment of an industrial manufacturing unit in Austria, largely offset by positive effects related to former Com activities.

     For the first half of the fiscal year, the result of Centrally managed portfolio activities was a negative €40 million compared to a negative €134 million a year earlier. Within this improvement, the electronics assembly systems business reduced its loss to €36 million from a loss of €113 million in the prior-year period. Divestment of this business is expected to result in a loss. Revenue from Centrally managed portfolio activities fell to €117 million from €335 million in the first half a year earlier, due primarily to portfolio streamlining activities.
Siemens Real Estate
     Income before income taxes at SRE was €107 million in the second quarter, up from €37 million in the same period a year earlier. The increase is due primarily to higher income related to the disposal of real estate. Assets with a book value of €194 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE.
     Income before income taxes for the first half of fiscal 2010 was €167 million, up from €82 million in the prior-year period, also mainly due to higher income related to the disposal of real estate. Assets with a book value of €449 million were transferred to SRE during the first half of fiscal 2010 as part of the real estate bundling program. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €156 million in the second quarter compared to a negative €451 million in the same period a year earlier. This change was driven by Corporate items, which were a negative €105 million compared to a negative €368 million in the second quarter of fiscal 2009. The current quarter benefited from higher gains in connection with compliance-related matters, including a gain of €96 million, net of related costs, resulting from an agreement with the provider of the Siemens’ directors and officers liability insurance and settlements with former members of Siemens’ Managing Board and Supervisory Board, as well as a gain of €38 million related to the agreed recovery of funds frozen by authorities. For further information, see Note 12 in “Notes to Condensed Interim Consolidated Financial Statements.” For comparison, the prior-year period included a charge related to legal and regulatory matters, €33 million in expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, and €33 million in net negative effects related to severance programs.
     In the first half of the fiscal year, Corporate items and pensions totaled a negative €444 million compared to a negative €689 million in the prior-year period. Included therein, Corporate items improved from a negative €536 million to a negative €333 million. In addition to the factors mentioned above for the second quarter, the change year-over-year in Corporate items also included a positive effect in the prior-year period related to shifting an employment bonus program from cash-based to share-based payment, as well as higher expenses in the current period associated with streamlining IT costs for Siemens as a whole. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €82 million in the prior-year period. Centrally carried pension expense improved to a negative €111 million from a negative €153 million in the first half a year earlier, due primarily to lower interest cost and higher expected return on plan assets.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items remained almost stable compared to the prior-year quarter, at a negative €32 million. Lower refinancing costs due to lower interest rates were offset by negative effects on changes in fair market value from interest rate derivatives not qualifying for hedge accounting.
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €44 million in the first half of fiscal 2010, compared to a negative €291 million in the same period a year earlier. The improvement was due mainly to Corporate Treasury, where income rose on a decline in refinancing costs due to lower interest rates and on changes in fair market value from interest rate derivatives not qualifying for hedge accounting.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the six months ended March 31, 2010 and 2009 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	1,695	1,605	4	—	(5)	(8)	1,696	1,613	174	183	316	328	2,186	2,124
Industry Automation	436	373	(1)	(1)	—	2	437	372	88	91	41	46	567	509
Drive Technologies	355	504	1	—	(1)	(1)	355	505	22	24	69	69	447	598
Building Technologies	215	200	4	2	1	(2)	210	200	36	34	44	46	291	280
OSRAM	305	100	(3)	1	—	(2)	308	101	9	14	107	109	424	224
Industry Solutions	83	237	2	—	(2)	1	83	236	12	17	29	31	124	284
Mobility	292	191	1	(2)	(3)	(6)	294	199	5	4	25	26	324	229
Energy Sector	1,683	1,574	39	24	(9)	(13)	1,653	1,563	43	35	161	139	1,857	1,737
Fossil Power Generation	748	601	8	12	(6)	(13)	745	602	7	8	56	46	808	656
Renewable Energy	136	206	7	2	(2)	—	131	204	13	3	24	18	168	225
Oil & Gas	253	227	—	—	(1)	—	254	227	13	14	27	27	294	268
Power Transmission	332	320	19	9	1	1	312	310	5	5	36	31	353	346
Power Distribution	197	213	5	1	(1)	(1)	192	213	5	4	15	15	213	232
Healthcare Sector	1,015	697	8	24	9	6	998	667	140	147	168	173	1,306	987
Imaging & IT	731	527	3	4	2	1	727	522	48	53	39	41	813	616
Workflow & Solutions	66	24	—	11	1	(1)	65	14	3	2	11	12	79	28
Diagnostics	237	137	—	—	5	5	232	132	89	91	115	117	437	340

Total Sectors	4,393	3,876	51	48	(5)	(15)	4,347	3,843	357	365	645	640	5,349	4,848

Equity Investments	(11)	(28)	(53)	(44)	20	24	22	(8)	—	—	—	—	22	(8)
Cross-Sector Businesses
Siemens IT Solutions and Services	7	71	10	14	1	1	(3)	56	21	21	46	82	63	159
Siemens Financial Services (SFS)	197	183	41	85	134	50	22	48	3	2	156	157	181	207
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(40)	(134)	—	—	2	1	(42)	(135)	1	1	3	40	(38)	(94)
Siemens Real Estate (SRE)	167	82	—	—	(23)	(16)	191	98	1	—	131	74	322	172
Corporate items and pensions	(444)	(689)	—	—	(95)	(188)	(349)	(501)	7	13	26	30	(316)	(458)
Eliminations, Corporate Treasury and other reconciling items	(44)	(291)	2	(35)	15	(181)	(61)	(75)	—	—	(31)	(36)	(92)	(111)

Siemens	4,226	3,070	51	68	48	(324)	4,127	3,326	389	402	976	987	5,491	4,715

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €— and €16 for the six months ended March 31, 2010 and 2009, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and requirements
Cash flow — First six months of fiscal 2010 compared to first six months of fiscal 2009
     The following discussion presents an analysis of our cash flows for the first six months of fiscal 2010 and 2009 for both continuing and discontinued operations.
     We report Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our long-term ability to generate cash flows from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Condensed Interim Consolidated Financial Statements — Segment information” and to the end of this Interim group management report.

							Continuing and
Free cash flow		Continuing operations			Discontinued operations		discontinued operations
		Six months ended March 31,
(in millions of €)		2010	2009		2010	2009	2010	2009
Net cash provided by (used in):(1)
Operating activities	A	2,791	621	(3)	(47)	(112)	2,744	509	(3)
Investing activities		(1,100)	(1,797)	(3)	(44)	(218)	(1,144)	(2,015)	(3)
Herein: Additions to intangible assets and property, plant and equipment	B	(815)	(1,057	)(3)	—	—	(815)	(1,057	)(3)
Free cash flow(1)(2)	A+B	1,976	(436)		(47)	(112)	1,929	(548)

(1)	For information regarding “Net cash provided by (used in) financing activities” please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.

(3)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.
     Operating activities provided net cash of €2.744 billion in the first six months of fiscal 2010, compared to net cash provided of €509 million in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €2.791 billion, compared to net cash provided of €621 million in the same period a year earlier. Cash flow from operating activities rose on a reduced build-up of net working capital in all Sectors including a reduced build-up in inventories mainly in the Energy Sector as well as a lower decrease of trade payables primarily in the Industry Sector. The lower cash outflows from the reduced build-up of net working capital more than offset approximately €0.5 billion in payments arising from severance programs initiated in prior periods. For comparison, the prior-year period included €1.008 billion in cash outflows associated with the settlement of legal proceedings as well as approximately €0.5 billion in outflows for charges related to project reviews, structural initiatives and the global SG&A reduction program.
     Discontinued operations improved to net cash used of €47 million in the first six months of fiscal 2010, compared to net cash used of €112 million in the prior-year period.
     Investing activities in continuing and discontinued operations used net cash of €1.144 billion in the first six months, compared to net cash used of €2.015 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €1.100 billion in the first half of fiscal 2010 and €1.797 billion in the prior-year period. Within continuing operations cash outflows for acquisitions, net of cash acquired, were €440 million including approximately €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company.

Reduced new business and higher repayments relating to financing activities at SFS resulted in cash inflows relating to receivables from financing activities of €111 million, compared to cash outflows of €180 million in the prior-year period. In addition, cash outflows for investing activities in the prior-year period included a drawdown request by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN of €0.5 billion.
     Discontinued operations in the first six months of fiscal 2010 used net cash of €44 million. In the prior-year period discontinued operations used net cash of €218 million, including €300 million related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters.
     Free cash flow from continuing and discontinued operations amounted to a positive €1.929 billion in the first six months of fiscal 2010, compared to a negative €548 million in the prior-year period. Within the total, Free cash flow from continuing operations in the current period amounted to a positive €1.976 billion, compared to a negative €436 million a year earlier. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Due to tight control of capital expenditures, cash used for additions to intangible assets and property, plant and equipment decreased to a generally low amount of €815 million from €1.057 billion in the same period a year earlier. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a positive 0.66 for the six months of fiscal 2010, compared to a negative 0.20 in the prior-year period.
     On a sequential basis Free cash flow during fiscal 2009 and the first two quarters of fiscal 2010 were as follows:

     Financing activities from continuing and discontinued operations used net cash of €2.139 billion in the first six months of fiscal 2010, compared to a net cash inflow of €2.279 billion in the prior-year period, which benefited from the issuance of €4.0 billion in medium term notes in the first half of fiscal 2009. In the current period changes in short-term debt and other financing activities used net cash of €519 million, resulting mainly from the repayment of outstanding commercial paper. For comparison in the prior-year period we received net cash inflows of €72 million due to an increase in outstanding commercial paper of €1.1 billion, largely offset by payments related to the settlements of financial derivatives used to hedge currency exposure regarding our financing activities. Dividends paid to shareholders (for fiscal 2009) in the current six months period amounted to €1.388 billion, compared to €1.380 billion (paid for fiscal 2008) in the prior-year period.
Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current Available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and capital requirements for our share buyback plan, if continued in fiscal 2010. Other expected capital requirements include cash outflows in connection with restructuring measures.
     For further information see “Financial position — Capital resources and requirements” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2009.

     Total debt comprises our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information to Net debt, please refer to the end of this Interim group management report.
Net debt

	March 31,	September 30,
(in millions of €)	2010	2009
Short-term debt and current maturities of long-term debt	395	698
Long-term debt	19,174	18,940
Total debt	19,569	19,638
Cash and cash equivalents	9,753	10,159
Available-for-sale financial assets (current)	292	170
Total liquidity	10,045	10,329

Net debt(1)	9,524	9,309

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current Available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.
     Net debt was €9.524 billion as of March 31, 2010, compared to €9.309 billion as of September 30, 2009. Within Net debt, Short-term debt and current maturities of long-term debt decreased by €303 million compared to the end of the prior fiscal year, mainly due to the repayment of commercial paper. Our long-term debt increased by €234 million compared to the end of the prior fiscal year, primarily due to foreign currency translation effects partly offset by a reduction in other financial indebtedness. For further information regarding the decrease in cash and cash equivalents please refer to “Cash flow — First six months of fiscal 2010 compared to first six months of fiscal 2009” above.
Pension plan funding
     At the end of the first six months of fiscal 2010, the combined funded status of Siemens’ principal pension plans showed an underfunding of €4.6 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009. The decline in funded status was due primarily to a decrease in the discount rate assumption as of March 31, 2010, which increased Siemens’ estimated defined benefit obligation (DBO). To a lesser extent, DBO and underfunding increased due to accrued service and interest cost. The decline in funded status was partly offset by a positive actual return on plan assets, employer contributions, which included supplemental employer contributions in the U.K. in the second quarter, and a reduction in the DBO of €192 million due to a curtailment of pension plans in the U.S. The actual return on plan assets for the first six months of fiscal 2010, resulting both from equity and fixed-income investments, amounted to €1,210 million, compared to the expected return for the first six months of €666 million, which represents a 6.4% expected annual return.
     The fair value of plan assets of Siemens’ principal funded pension plans as of March 31, 2010, was €22.5 billion, compared to €21.1 billion on September 30, 2009. In the first six months of fiscal 2010, employer contributions amounted to €408 million compared to €70 million in the prior-year period. The increase in plan assets was due primarily to the positive actual return on plan assets and to a lesser extent due to currency translation effects and employer contributions. These effects more than offset the benefits paid during the first six months.
     The estimated DBO for Siemens’ principal pension plans amounted to €27.1 billion as of March 31, 2010, €2.0 billion higher than the DBO of €25.1 billion as of September 30, 2009. The difference is primarily due to a decrease in the discount rate assumption as of March 31, 2010, and to a minor extent, due to currency translation effects and the net of service and interest cost less benefits paid during the six-months period. These effects were partially offset by the positive impact of the curtailment of pension plans in the U.S.

     For more information on our pension plans, see “Notes to Condensed Interim Consolidated Financial Statements.”
Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2009 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.
     As previously disclosed, we conduct business with customers in countries that are subject to export controls, embargos or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations, including with customers in Iran. Even though we have decided, as a general rule, not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under certain circumstances in accordance with the detailed policies implementing this general rule, as described in more detail in the section of this Interim Report entitled “Results of Siemens.” If new export controls, embargos or other forms of trade restrictions should be imposed on Iran or the other sanctioned countries in which we do business, or if existing sanctions and controls are tightened, our existing business in such countries may be curtailed or lead to reputational harm and we may become subject to penalties, customer claims and other actions.
     During the first six months of fiscal 2010 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2009 and in the sections of this Interim Report entitled “Overview of financial results for the second quarter of fiscal 2010”, “Segment information analysis”, “Legal proceedings” and “Outlook.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
     For information concerning forward-looking statements and additional information, please also refer to the “Disclaimer” at the end of this “Interim group management report.”
Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Subsequent events
     Since March 31, 2010, no events of special significance have occurred that are expected to have a material impact on the financial position or results of operations of Siemens.
Outlook
     While market conditions for our shorter-cycle businesses have started to improve, we anticipate that conditions for our late-cycle businesses will remain challenging in the second half of the fiscal year. We continue to expect a mid-single-digit percentage decline in organic revenue in fiscal 2010 due in part to the stabilizing effect of our strong order backlog. We expect Total Sectors profit for fiscal 2010 above the prior-year level of €7.466 billion. This increase from our earlier guidance of €6.0 to €6.5 billion correspondingly raises our expectation for after-tax growth in income from continuing operations. This outlook excludes major impacts that may arise from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

     New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on Siemens’ Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and six months ended March 31, 2010 and 2009
(in millions of €, per share amounts in €)

		Three months		Six months
		ended March 31,		ended March 31,
	Note	2010	2009	2010	2009
Revenue		18,227	18,955	35,579	38,589
Cost of goods sold and services rendered		(12,960)	(13,994)	(25,018)	(27,988)

Gross profit		5,267	4,961	10,561	10,601
Research and development expenses		(920)	(972)	(1,742)	(1,886)
Marketing, selling and general administrative expenses		(2,527)	(2,520)	(5,070)	(5,388)
Other operating income	3	299	99	468	284
Other operating expense	4	(34)	(168)	(90)	(285)
Income (loss) from investments accounted for using the equity method, net		(64)	(49)	51	68
Interest income	5	530	529	1,047	1,106
Interest expense	5	(470)	(562)	(936)	(1,191)
Other financial income (expense), net	5	(49)	17	(63)	(239)

Income from continuing operations before income taxes		2,032	1,335	4,226	3,070
Income taxes		(548)	(380)	(1,216)	(855)

Income from continuing operations		1,484	955	3,010	2,215
Income from discontinued operations, net of income taxes		14	58	19	28

Net income		1,498	1,013	3,029	2,243

Attributable to:
Non-controlling interests		20	51	74	78
Shareholders of Siemens AG		1,478	962	2,955	2,165
Basic earnings per share	14
Income from continuing operations		1.69	1.05	3.38	2.48
Income from discontinued operations		0.01	0.06	0.03	0.03

Net income		1.70	1.11	3.41	2.51

Diluted earnings per share	14
Income from continuing operations		1.67	1.04	3.35	2.46
Income from discontinued operations		0.01	0.06	0.02	0.03

Net income		1.68	1.10	3.37	2.49

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and six months ended March 31, 2010 and 2009
(in millions of €)

	Three months		Six months
	ended March 31,		ended March 31,
	2010	2009	2010	2009
Net income	1,498	1,013	3,029	2,243
Currency translation differences	755	148	992	(308)
Available-for-sale financial assets	14	2	27	9
Derivative financial instruments	(209)	(105)	(317)	(11)
Actuarial gains and losses on pension plans and similar commitments	(417)	(626)	(629)	(2,177)

Other comprehensive income, net of tax (1)	143	(581)	73	(2,487)

Total comprehensive income	1,641	432	3,102	(244)

Attributable to:
Non-controlling interests	68	67	126	110
Shareholders of Siemens AG	1,573	365	2,976	(354)

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €8 and €(46), respectively, for the three months ended March 31, 2010 and 2009, and €4 and €(9) for the six months ended March 31, 2010 and 2009, respectively.
     The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2010 (unaudited) and September 30, 2009
(in millions of €)

	Note	3/31/10	9/30/09
ASSETS
Current assets
Cash and cash equivalents		9,753	10,159
Available-for-sale financial assets		292	170
Trade and other receivables		14,697	14,449
Other current financial assets (1)		2,418	2,407
Inventories		15,244	14,129
Income tax receivables		603	612
Other current assets		1,326	1,191
Assets classified as held for disposal	2	645	517

Total current assets		44,978	43,634

Goodwill	6	16,889	15,821
Other intangible assets	7	5,178	5,026
Property, plant and equipment		11,469	11,323
Investments accounted for using the equity method		5,006	4,679
Other financial assets (1)		10,302	10,525
Deferred tax assets		3,329	3,291
Other assets		681	627

Total assets		97,832	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	395	698
Trade payables		7,142	7,593
Other current financial liabilities (1)		1,717	1,600
Current provisions		4,538	4,191
Income tax payables		1,933	1,936
Other current liabilities		20,358	20,311
Liabilities associated with assets classified as held for disposal		121	157

Total current liabilities		36,204	36,486

Long-term debt	8	19,174	18,940
Pension plans and similar commitments	9	6,532	5,938
Deferred tax liabilities		794	776
Provisions		2,932	2,771
Other financial liabilities (1)		976	706
Other liabilities		2,251	2,022

Total liabilities		68,863	67,639

Equity	10
Common stock, no par value (2)		2,743	2,743
Additional paid-in capital		5,914	5,946
Retained earnings		23,549	22,646
Other components of equity		(410)	(1,057)
Treasury shares, at cost (3)		(3,456)	(3,632)

Total equity attributable to shareholders of Siemens AG		28,340	26,646

Non-controlling interests		629	641

Total equity		28,969	27,287

Total liabilities and equity		97,832	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to Interim Consolidated Financial Statements).

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	45,468,997 and 47,777,661 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2010 and 2009
(in millions of €)

		Six months
		ended March 31,
	Note	2010	2009
Cash flows from operating activities
Net income		3,029	2,243
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)		1,365	1,389
Income taxes		1,224	862
Interest (income) expense, net (2)		(109)	78
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(229)	10
(Gains) losses on sales of investments, net (3)		(20)	(22)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		(2)	7
(Income) losses from investments (1)(3)		(63)	(74)
Other non-cash (income) expenses		(98)	238
Change in current assets and liabilities
(Increase) decrease in inventories		(514)	(1,212)
(Increase) decrease in trade and other receivables		239	524
(Increase) decrease in other current assets (4)		(329)	(466)
Increase (decrease) in trade payables		(663)	(948)
Increase (decrease) in current provisions		92	(979)
Increase (decrease) in other current liabilities (4)		(520)	(611)
Change in other assets and liabilities (2)(4)		24	(156)
Additions to assets held for rental in operating leases (5)		(238)	(229)
Income taxes paid		(821)	(717)
Dividends received		52	159
Interest received		325	413

Net cash provided by (used in) operating activities — continuing and discontinued operations		2,744	509
Net cash provided by (used in) operating activities — continuing operations		2,791	621
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)		(815)	(1,057)
Acquisitions, net of cash acquired		(440)	(172)
Purchases of investments (3)		(104)	(644)
Purchases of current available-for-sale financial assets		(121)	(26)
(Increase) decrease in receivables from financing activities		111	(180)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)		169	296
Proceeds and (payments) from disposals of businesses		25	(244)
Proceeds from sales of current available-for-sale financial assets		31	12

Net cash provided by (used in) investing activities — continuing and discontinued operations		(1,144)	(2,015)
Net cash provided by (used in) investing activities — continuing operations		(1,100)	(1,797)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	10	69	134
Proceeds from issuance of long-term debt		—	3,973
Change in short-term debt and other financing activities		(519)	72
Interest paid		(220)	(432)
Dividends paid	10	(1,388)	(1,380)
Dividends paid to non-controlling interest holders		(81)	(88)

Net cash provided by (used in) financing activities — continuing and discontinued operations		(2,139)	2,279
Net cash provided by (used in) financing activities — continuing operations		(2,230)	1,949
Effect of exchange rates on cash and cash equivalents		184	33
Net increase (decrease) in cash and cash equivalents		(355)	806
Cash and cash equivalents at beginning of period		10,204	6,929
Cash and cash equivalents at end of period		9,849	7,735

Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		96	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		9,753	7,684

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended March 31, 2010 and 2009
(in millions of €)

			Total comprehensive income
					Other components of equity
						Available-				Total equity
		Additional			Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
	stock	capital	earnings(1)		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2008	2,743	5,997	22,989		(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

Comprehensive income	—	—	(12	)(1)	(340)	9	(11)	(354)	—	(354)	110	(244	)(2)
Dividends	—	—	(1,380)		—	—	—	(1,380)	—	(1,380)	(67)	(1,447)
Issuance of common stock and share-based payment	—	39	—		—	—	—	—	—	39	—	39
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(113)	—		—	—	—	—	370	257	—	257
Other changes in equity	—	—	—		—	—	—	—	—	—	(11)	(11)

Balance at March 31, 2009	2,743	5,923	21,597		(1,129)	13	(179)	20,302	(3,632)	25,336	638	25,974

Balance at October 1, 2009	2,743	5,946	22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Comprehensive income	—	—	2,329	(1)	940	27	(320)	2,976	—	2,976	126	3,102	(2)
Dividends	—	—	(1,388)		—	—	—	(1,388)	—	(1,388)	(113)	(1,501)
Issuance of common stock and share-based payment	—	(12)	(17)		—	—	—	(17)	—	(29)	—	(29)
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(20)	—		—	—	—	—	176	156	—	156
Other changes in equity	—	—	(21)		—	—	—	(21)	—	(21)	(25)	(46)

Balance at March 31, 2010	2,743	5,914	23,549		(354)	103	(159)	23,139	(3,456)	28,340	629	28,969

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(626) and €(2.177), respectively, in the six months ended March 31, 2010 and 2009.

(2)	In the six months ended March 31, 2010 and 2009, Total comprehensive income is net of tax. In the six months ended March 31, 2010, Total comprehensive income in Total equity includes non controlling interests of €(3) relating to Actuarial gains and losses on pension plans and similar commitments, €52 relating to Currency translation differences, €— relating to Available-for-sale financial assets and €3 relating to Derivative financial instruments.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders(1)		External revenue		revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	3/31/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,023	8,801	8,026	8,371	272	274	8,298	8,645	783	671	10,529	10,551	1,015	1,061	120	173	251	258
Energy	6,081	8,206	6,105	6,265	77	99	6,182	6,364	863	818	1,657	1,594	930	446	108	144	108	89
Healthcare	2,945	2,951	2,948	2,972	19	12	2,968	2,984	492	355	13,477	12,813	627	394	71	62	158	162

Total Sectors	17,049	19,958	17,080	17,608	369	385	17,448	17,993	2,138	1,844	25,663	24,958	2,572	1,901	299	379	517	509
Equity Investments	—	—	—	—	—	—	—	—	(87)	(113)	3,838	3,833	7	11	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	959	1,081	752	859	242	277	994	1,136	(10)	25	392	241	(79)	25	21	35	34	60
Siemens Financial Services (SFS)	197	191	186	171	13	20	198	191	97	117	11,958	11,704	93	66	25	27	82	80
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	108	129	56	123	—	4	55	127	(25)	(96)	(486)	(543)	(35)	(54)	2	5	3	24
Siemens Real Estate (SRE)	473	437	74	97	400	340	473	437	107	37	4,596	4,489	59	8	65	93	82	37
Corporate items and pensions	114	60	80	97	43	4	123	101	(156)	(451)	(7,582)	(7,445)	(704)	(607)	9	10	17	20
Eliminations, Corporate Treasury and other reconciling items	(1,057)	(992)	—	—	(1,066)	(1,030)	(1,066)	(1,030)	(32)	(28)	59,453	57,689	(662)	(212)	(3)	(5)	(15)	(21)

Siemens	17,844	20,864	18,227	18,955	—	—	18,227	18,955	2,032	1,335	97,832	94,926	1,251	1,138	419	544	719	709

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €147 and €110 in the three months ended March 31, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders(1)		External revenue		revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	3/31/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	16,271	18,577	15,842	17,383	527	550	16,369	17,933	1,695	1,605	10,529	10,551	1,721	1,225	238	381	490	508
Energy	13,000	16,740	11,638	12,399	160	197	11,798	12,596	1,683	1,574	1,657	1,594	1,521	512	197	260	204	174
Healthcare	5,815	5,847	5,769	5,890	30	30	5,799	5,920	1,015	697	13,477	12,813	944	551	147	157	308	320

Total Sectors	35,086	41,164	33,249	35,672	716	777	33,966	36,449	4,393	3,876	25,663	24,958	4,186	2,288	582	798	1,002	1,002
Equity Investments	—	—	—	—	—	—	—	—	(11)	(28)	3,838	3,833	14	79	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	2,102	2,312	1,558	1,856	465	569	2,023	2,425	7	71	392	241	(136)	(145)	34	63	67	103
Siemens Financial Services (SFS)	402	379	354	326	50	53	404	379	197	183	11,958	11,704	243	218	46	55	159	159
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	171	326	109	315	8	20	117	335	(40)	(134)	(486)	(543)	(81)	(167)	3	6	4	28
Siemens Real Estate (SRE)	908	866	152	193	756	673	908	866	167	82	4,596	4,489	37	12	134	118	132	74
Corporate items and pensions	214	176	156	227	70	16	226	243	(444)	(689)	(7,582)	(7,445)	(1,464)	(2,031)	20	24	33	43
Eliminations, Corporate Treasury and other reconciling items	(2,062)	(2,139)	—	—	(2,065)	(2,108)	(2,065)	(2,108)	(44)	(291)	59,453	57,689	(824)	(690)	(5)	(7)	(31)	(36)

Siemens	36,820	43,084	35,579	38,589	—	—	35,579	38,589	4,226	3,070	97,832	94,926	1,976	(436)	815	1,057	1,365	1,373

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €238 and €229 in the six months ended March 31, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of March 31, 2010, the Consolidated Statements of Income for the three and six months ended March 31, 2010 and 2009, the Consolidated Statements of Comprehensive Income for the three and six months ended March 31, 2010 and 2009, the Consolidated Statements of Cash Flow for the six months ended March 31, 2010 and 2009, the Consolidated Statements of Changes in Equity for the six months ended March 31, 2010 and 2009 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2009. The interim financial statements apply the same accounting principles and practices as those used in the 2009 annual financial statements, except for the adoption of new pronouncements in fiscal 2010 which did not have a material impact on the Company’s Consolidated Financial Statements and which primarily relate to IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised), (applied retrospectively), IFRS 3, Business Combinations (IFRS 3 (2008)), IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)); as well as to IAS 7 Statement of Cash Flows (applied retrospectively) and IAS 16 Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs and IAS 23 Borrowing Costs (as revised 2007). For further information on impacts of the new pronouncements on the Company’s Consolidated Financial Statements see Note 2 to the Company’s Consolidated Financial Statements as of September 30, 2009. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2010, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on April 30, 2010.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
     Business combinations— IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) have been applied by Siemens starting in fiscal 2010. All business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
     Reclassifications—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In May 2008 the IASB issued a standard for improvements to International Financial Reporting Standards. In the cash flow statement, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applies the amendment retrospectively in the cash flow statement in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, pension related interest income (expense) as well as Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In November 2009, the IASB issued IFRS 9 Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company’s Consolidated Financial Statements.
     The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd., a solar thermal power technology company. Solel Solar Systems Ltd., which was consolidated as of November 2009, will be integrated into Sector Energy Renewable Division. The aggregate consideration amounts to approximately €279 (including cash acquired). The Company further proceeded in the purchase price allocation in the second quarter of fiscal 2010, but has not yet finalized it. As such the amounts recognized as a result of the measurement of assets acquired and liabilities assumed have been determined provisionally. Based on the preliminary fair value assessment, approximately €179 was recorded as goodwill.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     b) Dispositions and discontinued operations
          Discontinued operations
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three and six months ended March, 31, 2010 amounted to €14 (thereof €(6) income tax) and €19 (thereof €(8) income tax) compared to the three and six months ended March 31, 2009 of €58 (thereof €(13) income tax) and €28 (thereof €(7) income tax) respectively. Those mainly relate to the former operating segment Communications (Com). For information on the disposal of Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: consummated transactions
     At the beginning of November 2009, the Company sold its Airfield Solutions Business, which was part of the Sector Industry’s Mobility Division. The transaction resulted in a preliminary pre-tax gain of €44, net of related costs, which is included in Other operating income.
     At the end of December 2009, Siemens sold its 25% minority stake of Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Sector Healthcare. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.
     In the first quarter of fiscal 2009, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) to ARQUES Industries AG. For information on the transfer see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: held for disposal
     The Consolidated Statement of Financial Position as of March 31, 2010 includes €645 of assets and €121 of liabilities classified as held for disposal, which primarily relate to Electronics Assembly Systems (EA) and Areva NP S.A.S. The Company is actively pursuing its plan to dispose of Electronics Assembly Systems (EA) business reported in Centrally managed portfolio activities (previously Other Operations). For Areva NP S.A.S., held by the Energy Sector, the Company expects to close the transaction within calendar year 2010.
3. Other operating income

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Gains on disposals of businesses	10	20	56	55
Gains on sales of property, plant and equipment and intangibles	114	17	149	25
Other	175	62	263	204

	299	99	468	284

     Gains on disposals of businesses, in the six months ended March 31, 2010, includes €44 gain at Siemens group level related to the sale of our Airfield Solutions Business, see Note 2.
     Real estate, which we had recognized as lessee finance lease under a previous sale and lease back transaction was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in the second quarter of fiscal 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the three months ended March 31, 2010, we receive lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease.
     Other, in the three months ended March 31, 2010, includes gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, from Siemens’ directors and officers insurance of €84 and €38 related to the agreed recovery of funds frozen by authorities. For further information on legal and regulatory matters included in Other for the three and six months ended March 31, 2010 and 2009 see Note 12.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
4. Other operating expense

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(8)	(22)	(9)	(32)
Impairment of goodwill	—	(16)	—	(16)
Other	(26)	(130)	(81)	(237)

	(34)	(168)	(90)	(285)

     Other in the three and six months ended March 31, 2009, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(33) and €(82), respectively.
5. Interest income, interest expense and other financial income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Pension related interest income	348	327	689	655
Interest income, other than pension	182	202	358	451

Interest income	530	529	1,047	1,106

Pension related interest expense	(363)	(385)	(722)	(771)
Interest expense, other than pension	(107)	(177)	(214)	(420)

Interest expense	(470)	(562)	(936)	(1,191)

Income (expense) from available-for-sale financial assets, net	10	12	31	3
Miscellaneous financial income (expense), net	(59)	5	(94)	(242)

Other financial income (expense), net	(49)	17	(63)	(239)

     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Expected return on plan assets	348	327	689	655
Interest cost	(363)	(385)	(722)	(771)

Income (expense) from pension plans and similar commitments, net	(15)	(58)	(33)	(116)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Interest income, other than pension	182	202	358	451
Interest (expense), other than pension	(107)	(177)	(214)	(420)

Interest income (expense), net, other than pension	75	25	144	31

Thereof: Interest income (expense) of Operations, net	10	12	10	12
Thereof: Other interest income (expense), net	65	13	134	19

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Interest income (expense) other than pension include the following with respect to financial assets (financial liabilities) not at fair value through profit or loss.

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Total interest income on financial assets	179	200	351	448
Total interest expenses on financial liabilities	(255)	(246)	(504)	(504)
     The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Gains on sales, net	2	—	13	17
Dividends received	12	16	21	18
Impairment	(4)	(4)	(3)	(33)
Other	—	—	—	1

Income (expense) from available-for-sale financial assets, net	10	12	31	3

     Miscellaneous financial income (expense), net, in the six months ended March 31, 2010 and 2009, primarily comprises gains and losses related to derivative financial instruments, gains (losses) as a result of the accretion of provisions and the increase (decrease) in the discount rate of provisions, of €(97) and €(138), respectively, as well as expenses as a result of allowances and write offs of finance receivables of €(38) and €(78), respectively.
     Interest rate risk management
     Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. Starting with the first quarter of fiscal 2010 the interest rate risk management relating to the group excluding the SFS business was realigned with the current financial market environment. The objective of such interest rate management is to manage interest rate risk relative to a benchmark, consisting of medium-term interest rate swaps and forward rates for the current fiscal year. To manage interest rate risk towards the benchmark, derivative financial instruments are used as part of an active interest rate management, which do not qualify for hedge accounting treatment due to a portfolio-based approach. Compared to the former interest rate overlay management the benchmark approach generally results in longer interest periods of derivatives and a higher nominal volume. The interest rate management relating to the SFS business is not affected. Such interest rate risk is managed separately considering durations of financial assets.
6. Goodwill

	March 31,	September 30,
	2010	2009
Sectors
Industry	5,193	4,925
Energy	2,475	2,208
Healthcare	8,991	8,476
Cross-Sector Businesses
Siemens IT Solutions and Services	131	115
Siemens Financial Services (SFS)	99	97

Siemens	16,889	15,821

     The net increase in goodwill of €1,068 during the six months ended March 31, 2010, is attributable to €860 positive foreign currency adjustments and €220 acquisitions and purchase accounting adjustments; which is offset by dispositions of €(12).

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
7. Other intangible assets

	March 31,	September 30,
	2010	2009
Software and other internally generated intangible assets	2,890	2,664
Less: accumulated amortization	(1,752)	(1,609)

Software and other internally generated intangible assets, net	1,138	1,055

Patents, licenses and similar rights	6,984	6,519
Less: accumulated amortization	(2,944)	(2,548)

Patents, licenses and similar rights, net	4,040	3,971

Other intangible assets	5,178	5,026

     Amortization expense reported in Income from continuing operations before income taxes amounted to €(201) and €(203), respectively, in the three months ended March 31, 2010 and 2009, and to €(390) and €(402) in the six months ended March 31, 2010 and 2009, respectively.
8. Debt

	March 31,	September 30,
	2010	2009
Short-term
Loans from banks	308	261
Other financial indebtedness	30	392
Obligations under finance leases	57	45

Short-term debt and current maturities of long-term debt	395	698
Long-term
Notes and bonds (maturing until 2066)	16,888	16,502
Loans from banks (maturing until 2023)	1,974	1,910
Other financial indebtedness (maturing until 2029)	187	379
Obligations under finance leases	125	149

Long-term debt	19,174	18,940

	19,569	19,638

9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	March 31, 2010			March 31, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	121	75	46	111	67	44
Interest cost	330	206	124	342	214	128
Expected return on plan assets	(336)	(210)	(126)	(312)	(194)	(118)
Amortization of past service cost (benefit)	14	—	14	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(184)	—	(184)	(8)	—	(8)

Net periodic benefit cost	(55)	71	(126)	132	87	45

Germany	71	71		87	87
U.S.	(157)		(157)	36		36
U.K.	6		6	6		6
Other	25		25	3		3

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Six months ended			Six months ended
	March 31, 2010			March 31, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	240	150	90	222	134	88
Interest cost	656	412	244	686	427	259
Expected return on plan assets	(666)	(420)	(246)	(625)	(387)	(238)
Amortization of past service cost (benefit)	27	—	27	(2)	—	(2)
Loss (gain) due to settlements and curtailments	(184)	—	(184)	(14)	(1)	(13)

Net periodic benefit cost	73	142	(69)	267	173	94

Germany	142	142		173	173
U.S.	(123)		(123)	74		74
U.K.	13		13	15		15
Other	41		41	5		5
     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
     Net periodic benefit cost for the three and six months ended March 31, 2010, include a €192 curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.
     Pensions in the six months ended March 31, 2010 includes €(37) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). The amount includes €(18) in the second quarter of fiscal 2010, which is based on a projected annual rate of 0.8 percent.
Principal pension benefits: Pension obligations and funded status
     At the end of the first six months of fiscal 2010, the combined funded status of Siemens’ principal pension plans states an underfunding of €4.6 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009.
     The weighted-average discount rate used to determine the estimated DBO as of March 31, 2010 and 2009 as well as of September 30, 2009, is 4.9%, 5.8% and 5.3%, respectively.
     Contributions include a supplemental pension plan funding in the U.K. Contributions made by the Company to its principal pension benefit plans during the six months ended March 31, 2010 and 2009 were €408 and €70, respectively. During the three months ended March 31, 2010 and 2009, contributions made by the Company amounted to €189 and €42, respectively.
10. Shareholders’ equity
     Treasury Stock
     In the six months ended March 31, 2010, Siemens re-issued a total of 2,308,664 of Treasury Stock in connection with share-based payment plans.
     At the Annual Shareholders’ Meeting on January 26, 2010, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share.

•	the Company to acquire up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization becomes effective on March 1, 2010, and remains in force through July 25, 2011. The previous authorization, granted at the January 27, 2009 Shareholders’ Meeting was superseded as of the effective date of the new resolution. The use of treasury stock primarily remained unchanged.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
•	The Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants or a combination thereof, entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock. In order to service the issuance of such bonds up to 200,000 thousand new shares with no par value, representing up to €600 of capital stock was provided (Conditional Capital 2010). Conditional Capital 2010 became effective with its registration in the German Commercial Registry (Handelsregister) in April 2010. The authorization will expire on January 25, 2015. The previous authorization to issue bonds with conversion rights or warrants and Conditional Capital 2009 was cancelled and superseded by Conditional Capital 2010.
     Other Comprehensive Income

	Three months ended			Three months ended
	March 31, 2010			March 31, 2009
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	18	(3)	15	(9)	1	(8)
Reclassification adjustments for (gains) losses included in net income	(1)	—	(1)	13	(3)	10

Net unrealized gains (losses) on available-for-sale financial assets	17	(3)	14	4	(2)	2
Unrealized gains (losses) on derivative financial instruments	(252)	74	(178)	(224)	66	(158)
Reclassification adjustments for (gains) losses included in net income	(44)	13	(31)	77	(24)	53

Net unrealized gains (losses) on derivative financial instruments	(296)	87	(209)	(147)	42	(105)
Foreign-currency translation differences	755	—	755	148	—	148
Actuarial gains and losses on pension plans and similar commitments	(598)	181	(417)	(752)	126	(626)

Other comprehensive income	(122)	265	143	(747)	166	(581)

	Six months ended			Six months ended
	March 31, 2010			March 31, 2009
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	36	(5)	31	(33)	4	(29)
Reclassification adjustments for (gains) losses included in net income	(5)	1	(4)	49	(11)	38

Net unrealized gains (losses) on available-for-sale financial assets	31	(4)	27	16	(7)	9
Unrealized gains (losses) on derivative financial instruments	(342)	101	(241)	(167)	49	(118)
Reclassification adjustments for (gains) losses included in net income	(110)	34	(76)	155	(48)	107

Net unrealized gains (losses) on derivative financial instruments	(452)	135	(317)	(12)	1	(11)
Foreign-currency translation differences	992	—	992	(308)	—	(308)
Actuarial gains and losses on pension plans and similar commitments	(914)	285	(629)	(2.612)	435	(2.177)

Other comprehensive income	(343)	416	73	(2.916)	429	(2.487)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
11. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2010	2009
Guarantees:
Credit guarantees	488	313
Guarantees of third-party performance	1,037	1,092
HERKULES obligations(1)	3,090	3,490
Other guarantees	2,273	2,253

	6,888	7,148

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2009.
12. Legal proceedings
     For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk Factors” and “Item 4: Information on the Company—Legal Proceedings.”
     Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
     Public corruption proceedings
     Governmental and related proceedings
     On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
     In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
     In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.
     On December 30, 2009, the Anti Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
     As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the second quarter of fiscal 2010, based on binding agreements including with the relevant authority, the Company recognized an amount of €38 in Other operating income from the agreed recovery of funds from one of these accounts.
     Civil litigation
     As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O Insurance of up to €100. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O Insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 net of related cost was recognized primarily in Other operating income. Thereof €84 resulted from the settlement agreement with the D&O Insurers and €12 resulted from settlement agreements with former board members. The former board members used claims they had against the Company to set off a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger.
     A securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Antitrust proceedings
     As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010.
     In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the company that similar proceedings had been initiated. Siemens is cooperating with the authorities.
     On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa. Siemens is cooperating with the authority.
     Other proceedings
     As previously reported, the Company is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO). The Company’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. In January 2009, the supplier consortium announced that it expected the project to be delayed by 38 months in total. The reasons for the delay are disputed, however, and in December 2008 the supplier consortium had filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of approximately €1 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to €1.4 billion based on an estimated delay of 38 months.
     The project is making progress, however, the supplier consortium is actively engaged in discussions with TVO on several issues that are expected to result in further delays. In light of various uncertainties, the supplier consortium has not been able to provide an updated estimate of the final completion date, although the aggregate delay is currently expected to exceed the 38 months originally announced.
     The EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian prosecutor DNA are currently investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now SIS Romania) to modernize the IT infrastructure of the Romanian judiciary.
     For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as in Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.
13. Share-based payment
     Share-based payment plans at Siemens, including the share matching program and its underlying plans as well as the jubilee program which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended March 31, 2010 and 2009 amounted to €26 and €20, respectively, and to €76 and €167 in the six months ended March 31, 2010 and 2009.
     For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2009.
     Stock awards
     In the six months ended March 31, 2010 and 2009, respectively, the Company granted 1,361,586 and 1,992,392 stock awards to 4,314 and 4,156 employees and members of the Managing Board, of which 154,226 and 252,329 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the six months ended March 31, 2010 and 2009 are:

	Six months ended		Six months ended
	March 31, 2010		March 31, 2009
		Weighted average		Weighted average
		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value
Outstanding, beginning of period	4,438,303	€57.22	3,489,768	€67.56
Granted	1,361,586	€60.79	1,992,392	€37.65
Vested	(824,694)	€57.28	(881,097)	€55.63
Forfeited/settled	(107,855)	€66.76	(128,489)	€48.14

Outstanding, end of period	4,867,340	€58.00	4,472,574	€57.15

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a fair value of €60.79 and €37.65 per stock award granted in November 2009 and 2008, respectively. Total fair value of stock awards granted in the six months ended March 31, 2010 and 2009, amounted to €83 and €75, respectively.
     Forfeited/settled in the six months ended March 31, 2010, includes rights to stock awards granted to former Managing and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 12.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Stock Option Plans

	Six months ended March 31, 2010
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual	value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	2,627,742	€73.89
Options exercised	—	—
Options forfeited	(963,475)	€72.68

Outstanding, end of period	1,664,267	€74.59	0.6	—

Exercisable, end of period	1,664,267	€74.59	0.6	—

	Six months ended March 31, 2009
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual	value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	5,097,083	€73.60
Options exercised	—	—
Options forfeited	(2,410,416)	€73.27

Outstanding, end of period	2,686,667	€73.89	1.3	—

Exercisable, end of period	2,686,667	€73.89	1.3	—
     Share Matching Program and its underlying plans
     a) Base Share Program
     Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
     In fiscal 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at the market price at a predetermined date in the second quarter. In the six months ended March 31, 2010, the Company incurred pre-tax expense of €27.
     In fiscal 2009, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to purchase a fixed number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. The Company incurred pre-tax expense of €42, in the six months ended March 31, 2009, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share, which was determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee.
     b) Share Matching Plan
     In the first quarter of fiscal 2010, Siemens issued a new Share Matching Plan (Share Matching Plan 2010). In contrast to the Share Matching Plan 2009 (described below), the Share Matching Plan 2010 is restricted to senior managers only. Senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. While for the Share Matching Plan 2009, the price of the investment shares was fixed at the resolution date, for the Share Matching Plan 2010 the shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, senior managers have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued. The fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.
     In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan 2009 to members of the Managing Board and to employees of Siemens AG and participating Siemens companies. Plan participants could invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of fiscal year 2009 employees could order the investment shares, which were issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Investment Shares resulting from the Share Matching Plan 2009 are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.
     d) Resulting Matching Shares

	Six months ended	Six months ended
	March 31, 2010	March 31, 2009
	Matching Shares	Matching Shares
Outstanding, beginning of period	1,266,444	—
Granted	445,148	1,324,637
Forfeited/settled	(43,789)	(20,592)

Outstanding, end of period	1,667,803	1,304,045

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair value of matching shares granted on December 17, 2009, amounts to €47.18 per share. The fair values of matching shares granted amounted to €20.32 and €21.34, per share, respectively, depending on the grant date being either November 30, 2008 or December 17, 2008. In fiscal 2010 and 2009, the weighted average grant-date fair value of the resulting matching shares is €47.18 and €21.29 per share respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2010 and 2009 amounted to €21 and €28, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
(shares in thousands)	2010	2009	2010	2009
Income from continuing operations	1,484	955	3,010	2,215
Less: Portion attributable to non-controlling interest	(20)	(51)	(74)	(78)

Income from continuing operations attributable to shareholders of Siemens AG	1,464	904	2,936	2,137

Weighted average shares outstanding—basic	867,968	864,415	867,403	863,210
Effect of dilutive share-based payment	8,361	5,819	8,373	5,502

Weighted average shares outstanding—diluted	876,329	870,234	875,776	868,712

Basic earnings per share (from continuing operations)	1.69	1.05	3.38	2.48
Diluted earnings per share (from continuing operations)	1.67	1.04	3.35	2.46
     The dilutive earnings per share computation do not contain weighted average shares of 1,923 thousand and 3,994 thousand, in the six months ended March 31, 2010 and 2009, respectively, since its inclusion would have been anti-dilutive in the periods presented.
15. Segment Information
     Segment Information is presented for continuing operations. Accordingly, current and prior period Segment Information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2009.
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities
     Siemens completed the streamlining of Other Operations in the fourth quarter of fiscal 2009. Beginning with the first quarter of fiscal 2010, Segment Information includes a new line item for centrally managed activities generally intended for divestment or closure, which at present primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, are stated on a comparable basis.
     Siemens Real Estate (SRE)
     Siemens Real Estate owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the six months ended March 31, 2010, assets with a carrying amount of €449 were transferred to SRE.
     Corporate items and pensions
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. In fiscal 2010, Centrally managed portfolio activities was implemented. The implementation resulted in reclassifications of prior period amounts to conform to the current period presentation.
     Eliminations, Corporate Treasury and other reconciling items
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
     Measurement — Segments
     Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2009. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.
     Profit of the segment SFS
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
     Asset measurement principles
     Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     New orders
     New orders are determined principally as estimated revenue of accepted customer purchase orders and order value changes and adjustments, excluding letters of intent. New orders are provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.
     Free cash flow definition
     Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
     Amortization, depreciation and impairments
     Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets. Goodwill impairment is excluded.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Statements of Financial Position:

	March 31,	September 30,
	2010	2009
Assets of Sectors	25,663	24,958
Assets of Equity Investments	3,838	3,833
Assets of Cross-Sector Businesses	12,350	11,945

Total Segment Assets	41,851	40,736

Reconciliation:
Assets Centrally managed portfolio activities	(486)	(543)
Assets SRE	4,596	4,489
Assets of Corporate items and pensions	(7,582)	(7,445)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	23,656	28,083
Tax-related assets	3,363	2,870
Liability-based adjustments:
Pension plans and similar commitments	6,532	5,938
Liabilities	38,472	38,112
Eliminations, Corporate Treasury, other items	(12,570)	(17,314)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	59,453	57,689

Total Assets in Siemens’ Consolidated Statements of Financial Position	97,832	94,926

     In the six months ended March 31, 2010 and 2009, Corporate items and pensions in the column Profit includes €(333) and €(536), respectively, related to corporate items, as well as €(111) and €(153), respectively, related to pensions.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In the three and six months ended March 31, 2010, Corporate items includes €96 gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters as well as €38 related to the agreed recovery of funds frozen by authorities. For further information see Note 12.
     Corporate items in the six months ended March 31, 2010 and 2009, include net expenses of €25 and €33 in connection with centrally charged termination benefits. The six months ended March 31, 2009, include fees amounting to €82 for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities and income due to the switch of cash-based to share-based jubilee programs.
     In the three months ended March 31, 2010 Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold, which resulted in a gain of €6 reported in Income (loss) from investments accounted for using the equity method, net.
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Six months ended		Six months ended		Six months ended		Six months ended
	March 31,		March 31,		March 31,		March 31,
	2010	2009	2010	2009	2010	2009	2010	2009
Segment Information - based on continuing operations	1,976	(436)	2,791	621	(815)	(1,057)	1,365	1,373
Discontinued operations	(47)	(112)	(47)	(112)	—	—	—	—
Goodwill impairment	—	—	—	—	—	—	—	16

Siemens Consolidated Statements of Cash Flow	1,929	(548)	2,744	509	(815)	(1,057)	1,365	1,389

16. Related party transactions
     Joint ventures and associates
     The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services generally on arm’s length terms.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Three months ended		Three months ended
	March 31,		March 31,
	2010	2009	2010	2009
Joint ventures	26	61	9	87
Associates	221	249	61	43

	247	310	70	130

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Six months ended		Six months ended
	March 31,		March 31,
	2010	2009	2010	2009
Joint ventures	54	130	14	206
Associates	473	555	124	100

	527	685	138	306
Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	March 31,	September 30,	March 31,	September 30,
	2010	2009	2010	2009
Joint ventures	39	25	14	13
Associates	227	129	39	73

	266	154	53	86
     As of March 31, 2010, loans given to joint ventures and associates amount to €402 in total. As of September 30, 2009, loans given to joint ventures and associates amounted to €869 including three tranches in relation to a Shareholder Loan Agreement between Siemens and NSN. At the end of March, both Siemens and Nokia converted an amount of €500 each of the Shareholder loan into preferred shares. The conversion resulted in an increase of €500 of our investment in NSN. The conversion does not result in a shift in the existing shareholding ratios between Siemens and Nokia. Loans given to joint ventures amount to €20 as of March 31, 2010 (as of September 30, 2009: €24). In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended March 31, 2010 the review resulted in net gains related to valuation allowances totaling €9. In the three months ended March 31, 2009 the review resulted in net losses related to valuation allowances totaling €30. In the six months ended March 31, 2010 and 2009 the review resulted in net gains / (losses) related to valuation allowances totaling €12 and €(37), respectively. As of March 31, 2010, valuation allowances amount to €48. As of September 30, 2009, valuation allowances amounted to €47.
     For information regarding the funding of our principal pension plans refer to Note 8. For information regarding the dissolution of a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. please refer to Note 3.
     As of March 31, 2010, guarantees to joint ventures and associates amount to €5,433, including the HERKULES obligations of €3,090 (as of September 30, 2009: €5,740, including the HERKULES obligations of €3,490). As of March 31, 2010, guarantees to joint ventures amount to €429 (as of September 30, 2009: €48).
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the first six months ended March 31, 2010 and 2009, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibilities with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services generally at arm’s length terms.
     For information regarding the settlement agreements with former Managing and Supervisory board members refer to Note 12.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
17. Supervisory Board and Managing Board
     At the Annual Shareholders’ Meeting on January 26, 2010, among others, the shareholders approved Siemens’ Managing Board member remuneration system in accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG) and the settlement agreements with former Managing and Supervisory Board members.
     The Supervisory Board extended the appointments of the Managing Board members CFO Joe Kaeser and Healthcare Sector CEO Hermann Requardt for an additional five years. The decision is effective as of April 1, 2011, the date on which their current appointments expire.

Responsibility statement
     To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Munich, April 30, 2010
Siemens AG
The Managing Board

/s/ Peter Löscher	/s/ Wolfgang Dehen	/s/ Dr. Heinrich Hiesinger

/s/ Joe Kaeser	/s/ Barbara Kux	/s/ Prof. Dr. Hermann Requardt

/s/ Prof. Dr. Siegfried Russwurm	/s/ Peter Y. Solmssen

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of financial position, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2009 to March 31, 2010 which are part of the half-year financial report pursuant to Sec. 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, April 30, 2010
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Prof. Dr. Pfitzer	/s/ Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal Year 2010		Fiscal year 2009
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	18,227	17,352	19,714	18,348	18,955	19,634
Income from continuing operations (in millions of €)	1,484	1,526	(982)	1,224	955	1,260
Net income (in millions of €)	1,498	1,531	(1,063)	1,317	1,013	1,230
Free cash flow (in millions of €)(1) (2)	1,251	725	3,158	1,064	1,138	(1,574)

Key capital market data

Basic earnings per share(1)	1.69	1.70	(1.21)	1.35	1.05	1.43
Diluted earnings per share(1)	1.67	1.68	(1.21)	1.34	1.04	1.42

Siemens stock price (3)
High	74.42	69.00	66.45	54.99	56.19	63.73
Low	61.67	60.20	46.00	42.97	38.36	35.52
Period-end	74.15	64.21	63.28	49.16	43.01	52.68
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX ® index	14.95	(3.50)	10.70	(3.42)	(0.46)	(2.37)
Compared to Dow Jones STOXX ®index	13.89	(3.66)	10.42	(4.51)	(5.14)	2.24

Number of shares issued (in millions)	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	64,417	55,686	54,827	42,593	37,265	45,434

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+ (5)	AA-	AA-
Moody’s	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

(5)	Changed from AA- to A+ on June 5, 2009.

Siemens financial calendar(1)

Third-quarter financial report	July 29, 2010
Preliminary figures for fiscal 2010/Press conference	Nov. 11, 2010
Annual Shareholders’ Meeting for fiscal 2010	Jan. 25, 2011

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet	www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2010 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 3, 2010	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling